       As filed with the Securities and Exchange Commission on July 25, 2014


                                                               File Nos. 333-

                                                                       811-21262


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]

                          Pre-Effective Amendment No.
                                                                              []






                        Post-Effective Amendment No.                          []




                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       []


                               Amendment No. 168                             [X]


                        (Check Appropriate Box or Boxes)


          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                           (Exact Name of Registrant)


                    MetLife Insurance Company of Connecticut

                     1300 Hall Blvd., Bloomfield, CT 06002

        (Address of Depositor's Principal Executive Offices) (Zip Code)


                    (Name and Address of Agent for Service)


                              Eric T. Steigerwalt

                                   President

                    MetLife Insurance Company of Connecticut

              11225 North Community  House Road, Charlotte, NC 28277




                                   COPIES TO:


                                W. Thomas Conner

                                 Reed Smith LLP

                              1301 K Street, N.W.

                             Suite 1100-East Tower

                           Washington, D.C. 20005-3373


                 (Approximate Date of Proposed Public Offering)

As soon as possible after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Title of Securities Registered: Modified Single Premium Deferred Variable Annuity Contracts

THE VARIABLE ANNUITY CONTRACT

ISSUED BY

[METLIFE INSURANCE COMPANY OF CONNECTICUT]

AND

METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

METLIFE ACCUMULATION ANNUITY

NOVEMBER   , 2014

This prospectus describes the modified single premium deferred variable annuity contract offered by [MetLife Insurance Company of Connecticut] (MetLife or we or us). The contract is offered for individuals and some tax-qualified and non-qualified retirement plans. The contract includes a guaranteed minimum accumulation benefit feature called the Preservation and Growth Rider (PGR) that, unless terminated, guarantees at a future date your Account Value will not be less than your Purchase Payment (adjusted for withdrawals). THIS FEATURE DOES NOT ESTABLISH OR GUARANTEE ANY MINIMUM RETURN FOR ANY INVESTMENT OPTION AND THE PGR AMOUNT CANNOT BE TAKEN AS A LUMP SUM.

The annuity contract has a single investment choice. We may add additional Investment Options in the future. Your Account Value also may be allocated to the Fidelity(R) VIP Money Market Portfolio (the "MONEY MARKET PORTFOLIO") under certain circumstances, as described in "Purchase--Free Look". Please see page for more information.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
(INVESTOR CLASS):
FIDELITY(R) VIP FUNDSMANAGER(R) 60% PORTFOLIO

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Variable Annuity contract.

To learn more about the MetLife Variable Annuity contract, you can obtain a
copy of the Statement of Additional Information (SAI) dated November   , 2014.
The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 38 of this prospectus. For a free copy of the SAI, or for further information, call us at (866) 414-3259, or write the Annuity Service Office, P.O. Box 10366, Des Moines, IA 50306-0366.

THE CONTRACTS:

ARE NOT BANK DEPOSITS
ARE NOT FDIC INSURED
ARE NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
ARE NOT GUARANTEED BY ANY BANK OR CREDIT UNION
MAY BE SUBJECT TO LOSS OF PRINCIPAL

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOVEMBER   , 2014

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS..................  3
HIGHLIGHTS..............................  4
FEE TABLES AND EXAMPLES.................  6
    Investment Option Expenses..........  8
    Examples............................  9
    Condensed Financial Information.....  9
1.  THE ANNUITY CONTRACT................ 10
2.  PURCHASE............................ 11
    Purchase Payments................... 11
    Allocation of Purchase Payments..... 11
    Free Look........................... 11
    Accumulation Units.................. 12
    Replacement of contracts............ 13
3.  INVESTMENT OPTIONS.................. 14
    Money Market Portfolio.............. 15
    Voting Rights....................... 15
    Substitution of Investment Options.. 15
4.  EXPENSES............................ 16
    Premium and Other Taxes............. 18
    Income Taxes........................ 18
    Investment Option Expenses.......... 18
5.  ANNUITY PAYMENTS (THE INCOME
     PHASE)............................. 19
    Annuity Date........................ 19
    Additional Information.............. 20
6.  ACCESS TO YOUR MONEY................ 21
    Systematic Withdrawal Program....... 22
    Suspension of Payments or Exchanges. 22
7.  LIVING BENEFIT...................... 23

 8.  PERFORMANCE...................................... 25
 9.  DEATH BENEFIT DURING THE
      ACCUMULATION PHASE.............................. 26
     Death Benefit.................................... 26
     General Death Benefit Provisions................. 26
     Spousal Continuation............................. 27
10.  FEDERAL INCOME TAX STATUS........................ 29
11.  OTHER INFORMATION................................ 35
     Distributor...................................... 35
     Selling Firms.................................... 36
     Compensation Paid to Selling Firm................ 36
     Additional Compensation.......................... 36
     Requests and Elections........................... 36
     Confirming Transactions.......................... 37
     Ownership........................................ 37
     Legal Proceedings................................ 38
     Financial Statements............................. 38
     Table of Contents of the Statement of Additional
      Information..................................... 38

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page or pages indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page and are capitalized wherever they appear in the text.


                          Account Value             12

                          Accumulation Period       10

                          Accumulation Unit         12

                          Annuitant                 38

                          Annuity Date              19

                          Annuity Option            19

                          Annuity Payments          19

                          Annuity Period            10

                          Annuity Service Office     5

                          Beneficiary               38

                          Business Day              11

                          Contract Anniversary       4

                          Contract Date           4,11

                          Contract Year              4

                          Good Order                37

                          Investment Option         14

                          Maturity Date             19

                          Maximum PGR Fee Rate    6,16

                          Money Market Portfolio     1

                          Owner                     37

                          PGR Amount                23

                          PGR End Date              23

                          PGR Fee Rate              16

                          PGR Payment               24

                          Purchase Payment          11

                          Separate Account          35

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. Your Account Value will be invested on a tax-deferred basis in the Fidelity VIP FundsManager(R) 60% Portfolio. The contract is intended for retirement savings or other long-term investment purposes. The contract includes a guaranteed minimum accumulation benefit feature called the Preservation and Growth Rider (PGR) that guarantees at the PGR End Date your Account Value will not be less than your Purchase Payment (adjusted for withdrawals), provided that the specified conditions are met. (See "Living Benefit--Preservation and Growth Rider.")

We are obligated to pay all money we owe under the contracts, including death benefits, Annuity Payments, and any amount due under the PGR. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information--The Separate Account").

The contract, like all deferred annuity contracts, has two phases: the Accumulation Period and the Annuity Period. During the Accumulation Period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the first seven Contract Years, we may assess a 2% withdrawal charge. (A CONTRACT YEAR is defined as a one-year period starting on the CONTRACT DATE, which is the date the contract is issued, and on each CONTRACT ANNIVERSARY thereafter.) The Annuity Period occurs when you begin receiving regular Annuity Payments from your contract.

If you choose to annuitize the contract, your Annuity Payments will be made on a fixed basis. The amount of each payment will not change during the Annuity Period.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals on a tax-qualified and non-qualified basis. For any tax-qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax-qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject Purchase Payments, the right to assess transfer fees, and requirements for unisex annuity rates. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Office.

FREE LOOK. You may cancel the contract by returning it with a written cancellation request within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your Purchase Payment depending upon the performance of the Investment Portfolios. You bear the risk of any decline in Account Value. We will return your Purchase Payment if required by law. A special option is available for California purchasers age 60 or older (see "Purchase--Free Look" for more information).

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the Accumulation Period, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Annuity Period are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the Owner of a non-qualified annuity contract is not a natural person (e.g., certain trusts), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). A contract generally may have two Owners (both of whom must be individuals). Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a non-qualified contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the PGR and the death benefit.

NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate a spousal Beneficiary's ability to continue the contract and the PGR.

INQUIRIES. If you need more information, please contact our Annuity Service
  Office at:

Annuity Service Office
PO Box 10366
Des Moines, IA 50306-0366
(866) 414-3259

ELECTRONIC DELIVERY. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Options and other contract-related documents.

Contact us at [WWW.METLIFEINVESTORS.COM] for more information and to enroll.

FEE TABLES AND EXAMPLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or, if additional Investment Options are added in the future, transfer Account Value between Investment Options. State premium taxes of 0% to 3.5% may also be deducted.

Owner Transaction Expenses Table

              Withdrawal Charge (Note 1)
              (as a percentage of Purchase Payment withdrawn)   2%

              Transfer Fee (Note 2)                            $25
              (First 12 per year)                              $ 0

Note 1. If an amount withdrawn during the first seven Contract Years is determined to include the withdrawal of any portion of the Purchase Payment, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses--Withdrawal Charge.")

        Number of Complete Years from          Withdrawal Charge
               Contract Date           (% of Purchase Payment withdrawn)
               -------------           ---------------------------------
                     0                                 2
                     1                                 2
                     2                                 2
                     3                                 2
                     4                                 2
                     5                                 2
                     6                                 2
              7 and thereafter                         0

Note 2. Currently, the contract offers only one Investment Option. In the future, we may make additional Investment Options available. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. MetLife is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Investment Option fees and expenses.

Separate Account Annual Expenses (as a percentage of average Account Value in the Separate Account)(Note 3)

Annual Mortality and Expense Charge                                              0.70%
      Maximum Preservation and Growth Rider (PGR) Fee Rate (Note 4)              1.80%
                                                                                 ----
      Maximum Total Separate Account Annual Expenses Including PGR Charge        2.50%

Note 3. Separate Account Annual Expenses are not assessed during the Annuity Period of the contract.
Note 4. The PGR Fee Rate applied to your contract during any Contract Year will be less than or equal to the Maximum PGR Fee Rate. Your initial PGR Fee Rate is determined at the time the contract is issued and is stated in your contract. The Maximum PGR Fee Rate will not increase. If you elect an Optional Step Up, your PGR Fee Rate may increase to any rate less than or equal to the Maximum PGR Fee Rate. (See "Living Benefit--Preservation and Growth Rider--Optional Step Up" and "Expenses--Separate Account Annual Expenses--Preservation and Growth Rider Fee Rate.")

The next table shows the maximum total operating expenses charged by Investment Options which you may pay periodically during the time you own the contract. An Investment Option may impose a redemption fee in the future. More detail concerning each Investment Option's fees and expenses is contained in the prospectus for that Investment Option and in the following tables.

                                                            Minimum (1) Maximum (2)
                                                            ----------- -----------
Total Annual Portfolio Expenses                                0.28%       0.88%
(expenses that are deducted from Investment Option assets,
including management fees, 12b-1/service fees, and other
expenses)

Note 1. Except as described in "Purchase--Free Look" you may not choose to allocate Purchase Payment or exchange Contract Value to the Fidelity VIP Money Market Portfolio.
Note 2. The total annual portfolio expenses of the Fidelity VIP FundsManager(R) 60% Portfolio include the fees and expenses of the underlying portfolios (Acquired Fund Fees and Expenses).

For information concerning compensation paid for the sale of the contracts, see "Other Information--Distributor."

INVESTMENT OPTION EXPENSES
(as a percentage of the average daily net assets of an Investment Option)

The following table is a summary. For more complete information on Investment Option fees and expenses, please refer to the prospectus for the Investment Option. Acquired Fund Fees and Expenses are expenses incurred indirectly as a result of investing in shares of one or more underlying portfolios.

                                                       Acquired     Total    Contractual Net Total
                                      12b-1/          Fund Fees    Annual     Fee Waiver    Annual
                          Management Service    Other       and Operating and/or Expense Operating
                                Fees    Fees Expenses  Expenses  Expenses  Reimbursement  Expenses
FIDELITY VARIABLE
  INSURANCE PRODUCTS
   Fidelity VIP
   FundsManager(R)
   60% Portfolio             0.25%    0.00%    0.00%    0.63%     0.88%       0.05%        0.83%
   Fidelity VIP Money
   Market Portfolio*         0.17%    0.00%    0.11%    0.00%     0.28%          --        0.28%

* You may not choose to allocate the Purchase Payment or transfer Account Value to the Fidelity VIP Money Market Portfolio except as described in "Purchase--Free Look--California Free Look Requirements for Purchasers Age 60 and Over."

Notes:

The information shown in the table above was provided by the Investment Options and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Option's 2014 prospectus. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Option's board of directors or trustees, are not shown.

The Fidelity VIP FundsManager(R) 60% Portfolio is a "fund of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because this Investment Option invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

EXAMPLES

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract Owner transaction expenses, Separate Account Annual Expenses, and Investment Option fees and expenses.

The Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year, the Maximum PGR Rate of 1.80% applies during all Contract Years and Total Annual Portfolio Expenses (including Acquired Fund Fees and Expenses) of 0.88% for the Fidelity VIP FundsManager(R) 60% Portfolio. An example based on the Money Market Portfolio fees and expenses is not presented, because you generally may not allocate Purchase Payment or Account Value to the Money Market Portfolio (see "Purchase--Free Look" for more information). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

---------------------------------------------------------------------------------------------------------------
                                               TIME PERIODS
---------------------------------------------------------------------------------------------------------------
         1 YEAR                      3 YEARS                     5 YEARS                    10 YEARS
---------------------------------------------------------------------------------------------------------------
            $                           $                           $                           $
---------------------------------------------------------------------------------------------------------------

(2) If you do not surrender your contract or if you annuitize at the end of the applicable time period:

---------------------------------------------------------------------------------------------------------------
                                               TIME PERIODS
---------------------------------------------------------------------------------------------------------------
         1 YEAR                      3 YEARS                     5 YEARS                    10 YEARS
---------------------------------------------------------------------------------------------------------------
            $                           $                           $                           $
---------------------------------------------------------------------------------------------------------------

The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Option. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

CONDENSED FINANCIAL INFORMATION

Condensed financial information (Accumulation Unit value information) is not
available because the contract was not offered for sale prior to November   ,
2014, and therefore there are no Accumulation Units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity contract offered by us.

The variable annuity contract is a contract between you as the Owner, and us, the insurance company, where we promise to pay an income to you, in the form of Annuity Payments, beginning on the Annuity Date, a designated date that you select (but not later than the Maturity Date stated in your contract--see "Annuity Payments (The Annuity Period)"). Until you begin receiving Annuity Payments, your annuity is in the ACCUMULATION PERIOD. Once you begin receiving Annuity Payments, your contract switches to the ANNUITY PERIOD.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax-qualified account (e.g. an IRA), the tax deferred accrual feature is provided by the tax-qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

The contract is called a variable annuity because, depending upon market conditions, you can make or lose money in the Investment Option offered, the Fidelity VIP FundsManager(R) 60% Portfolio. The amount of money you are able to accumulate in your contract during the Accumulation Period depends upon the investment performance of the Investment Option. You bear the full investment risk for all amounts allocated to the Separate Account.

Fixed Annuity Payments are made from our general account assets. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account.

The amount of the Annuity Payments you receive during the Annuity Period from a fixed Annuity Payment option of the contract generally will remain level for the entire Annuity Period. (Please see "Annuity Payments (The Annuity Period)" for more information.)

As Owner of the contract, you exercise all interests and rights under the contract. You can change the Owner at any time, subject to our underwriting rules (a change of ownership may terminate the PGR, see "Living Benefit--Preservation and Growth Rider--Terminating the PGR"). The contract may be owned generally by Joint Owners (limited to two natural persons). We provide more information on this under "Other Information--Ownership."

All contract provisions will be interpreted and administered in accordance with the requirements of the Internal Revenue Code. Any Internal Revenue Code reference to "spouses" includes those persons who are married spouses under state law, regardless of sex.

2. PURCHASE

PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The Purchase Payment is due on the date the contract is issued. You may not make additional Purchase Payments.

The minimum Purchase Payment we will accept is $25,000.

Generally, you may purchase a tax-qualified contract only with money transferred from a plan qualified under section 401(a) of the Internal Revenue Code, a 403(b) mutual fund account or a 403(b) tax sheltered annuity, a governmental 457(b) plan or an IRA. You may purchase a non-qualified contract with money from any source.

If you want to make a Purchase Payment of more than $1 million, you will need our prior approval.

We reserve the right to refuse a Purchase Payment made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks and corporate checks. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")

We also reserve the right to reject a Purchase Payment made with cash-like instruments including, but not limited to money orders, cashier's checks, bank drafts, and traveler's checks.

We reserve the right to reject any application or Purchase Payment. If you are exchanging more than one annuity contract or life insurance policy for this contract, or if your Purchase Payment will be paid from different sources (e.g. personal check and proceeds from a brokerage account), we will allow the proceeds to be used as the Purchase Payment for this contract, provided they are received within 90 days of the date the contract is issued. When you are purchasing a contract by exchanging another annuity contract or life insurance policy, or if your Purchase Payment will be paid from different sources, your contract will be issued on the date we first receive proceeds from your existing annuity contract or life insurance policy, or from any other source. The date we issue your contract is the CONTRACT DATE.

We reserve the right to revoke the contract if proceeds from all of the exchanged annuity contracts or life insurance policies or other different sources do not equal $25,000 in aggregate. We also reserve the right to not accept any proceeds received more than 90 days after the contract is issued. If the contract is revoked, we will return the Account Value without the application of any withdrawal charges.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your Purchase Payment to the Fidelity VIP FundsManager(R) 60% Portfolio (unless you are a California purchaser age 60 or older and elect to allocate your Purchase Payment to the Money Market Portfolio during the free look period, as described in "Free Look" below).

Once we receive any portion of your Purchase Payment and the necessary information, we will issue your contract and allocate the portion of your Purchase Payment received within two (2) Business Days. Additional payments identified in your application and received by us in the 90-day period after the contract is issued are added to your Purchase Payment and allocated within two Business Days of receipt. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within five (5) Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information--Requests and Elections.").

FREE LOOK

The law of the state in which your contract is issued or delivered provides you with the right to cancel the purchase of your contract for a limited period of time. The period varies by state, but is never less than 10 days from the day you receive your contract.

In some states the length of the Free Look Period may be different depending on the source of funds, the age of the purchaser, or for some other reason. Together with your contract, we will notify you of the date on which your Free Look Period ends.

If you have exchanged more than one annuity contract or life insurance policy for the contract or are funding the Purchase Payment for the contract from different sources, you should expect that the proceeds from the annuity contracts, life insurance policies or other sources will be received by us on different days. Your Free Look period will commence on the first day we receive proceeds from any of the annuity contracts or life insurance policies you have exchanged from, or from any other source. Any subsequent proceeds that are received after the Contract Date will be invested according to your most recent allocation instructions. The receipt of subsequent proceeds will not extend or restart the Free Look period under the contract.

To cancel the purchase of your contract, return the contract to our Annuity Service Office before the end of the Free Look period, together with a written cancellation request. Depending on applicable law, we will promptly pay you either your Account Value or your Purchase Payment. Where we are required by state or federal law to return at least the amount of your Purchase Payment, we will pay you the greater of your Account Value or your Purchase Payment.

CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER. If you are a California purchaser aged 60 or older, you may allocate your Purchase Payment to the Money Market Portfolio during the free look period. After the free look period expires, your Account Value will automatically be transferred to the Fidelity VIP FundsManager(R) 60% Portfolio. If you allocate your Purchase Payment to the Money Market Portfolio and the contract is cancelled during the free look period, we will give you back your Purchase Payment. If you do not allocate your Purchase Payment to the Money Market Portfolio and the contract is cancelled during the free look period, you will only be entitled to a refund of the contract's Account Value, which may be less than the Purchase Payment.

ACCUMULATION UNITS

Your Account Value will go up or down depending upon the investment performance of the Investment Options. In order to keep track of your Account Value, we use a unit of measure we call an ACCUMULATION UNIT. (An Accumulation Unit works like a share of a mutual fund.)

Every Business Day, as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for the Investment Option by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:

  (1) dividing the net asset value per share of the Investment Option at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Option as of that day, by the net asset value per share of the Investment Option for the previous Business Day, and
  (2) multiplying it by one minus the daily equivalent of the Separate Account Annual Expenses for each day since the last Business Day and any charges for taxes.

The value of an Accumulation Unit may go up or down from day to day.

When we receive any portion of the Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to the Investment Option by the value of the Accumulation Unit for the Investment Option.

A Purchase Payment is credited to a contract on the basis of the Accumulation Unit value next determined after receipt. A Purchase Payment received before the close of the New York Stock Exchange will be credited to your contract that day, after the New York Stock Exchange closes. A Purchase Payment received after the close of the New York Stock Exchange, or on a day when the New York Stock Exchange is closed, will be treated as received on the next day the New York Stock Exchange is open (the next Business Day).

      Example:

      On Monday we receive a Purchase Payment of $50,000 from you before 4:00 p.m. Eastern Time. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the Fidelity VIP FundsManager(R) 60% Portfolio is $12.50. We then divide $50,000 by $12.50 and credit your contract on Monday night with 4000 Accumulation Units for the Fidelity VIP FundsManager(R) 60% Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the Investment Options. Your interest in each Investment Option is determined by multiplying the number of Accumulation Units for that Investment Option by the value of the Accumulation Unit.

REPLACEMENT OF CONTRACTS

EXCHANGE PROGRAMS. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The Account Value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of the new contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax-free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.

OTHER EXCHANGES. Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, you might have to pay a withdrawal charge on your old annuity, and there will be a new withdrawal charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.

OWNING MULTIPLE CONTRACTS

You may be considering purchasing this contract when you already own a variable annuity contract. You should carefully consider whether purchasing an additional contract in this situation is appropriate for you by comparing the features of the contract you currently own, including the death benefits, living benefits, and other guarantees provided by the contract, to the features of this contract. You should also compare the fees and charges of your current contract to the fees and charges of this contract, which may be higher than your current contract. You may also wish to discuss purchasing a contract in these circumstances with your registered representative.

3. INVESTMENT OPTIONS

At this time the contract offers two INVESTMENT OPTIONS, the Money Market Portfolio and the Fidelity VIP FundsManager(R) 60% Portfolio. However, the Money Market Portfolio is available only if you are a California purchaser age 60 or older and you elect to allocate your Purchase Payment to the Money Market Portfolio during the free look period, as described in "Purchase--Free Look--California Free Look Requirements for Purchasers Age 60 and Over." Your Contract Value will be allocated to a single Investment Option. Additional Investment Options may be available in the future.

YOU SHOULD READ THE PROSPECTUS FOR THIS FUND CAREFULLY. COPIES OF THE PROSPECTUS WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. You can obtain copies of the fund prospectus by calling us at: (866) 414-3259. You can also obtain information about the fund (including a copy of the Statement of Additional Information) by accessing the Securities and Exchange Commission's website at http://www.sec.gov. Certain funds described in the fund prospectus may not be available with your contract.

A summary of advisers, subadvisers, and investment objectives for the Investment Options are listed below. The investment objectives and policies of an Investment Option may be similar to the investment objectives and policies of other mutual funds that certain of the portfolio investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Option may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of an Investment Option may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the Investment Option may conflict. The Investment Option will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE FROM AN INVESTMENT ADVISER OR ITS AFFILIATES. An investment adviser or subadviser of an Investment Option, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to certain other variable insurance products we offer, and, in our role as an intermediary, with respect to the investment options in those products. We and our affiliates may profit from these payments. The amount of the payments we receive may be significant and is based on a percentage of assets of the investment options attributable to those other variable insurance products we and our affiliates issue.

Additionally, an investment adviser or subadviser of an Investment Option, or its affiliates, may provide us with wholesaling services that assist in the distribution of certain other variable insurance products we or our affiliates offer and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of those variable insurance products.

SELECTION OF INVESTMENT OPTIONS. We select the Investment Options offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we may consider is the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the PGR.

We review the Investment Options periodically and may remove an Investment Option or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Option no longer meets one or more of the selection criteria, and/or if the Investment Option has not attracted significant allocations from contract owners. In some cases, we include an Investment Option based on recommendations made by selling firms. These selling firms may receive payments from an Investment Option they recommend and may benefit accordingly from the allocation of Account Value to such Investment Option.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT OPTION. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF AN INVESTMENT OPTION.

FIDELITY VARIABLE INSURANCE PRODUCTS
(Investor Class)

Fidelity Variable Insurance Products is a variable insurance product fund with multiple portfolios. Investor Class shares of the following portfolio are offered under the contract:

  .   Fidelity VIP FundsManager(R) 60% Portfolio

   Strategic Advisers, Inc. is the investment manager of the Fidelity VIP FundsManager(R) 60% Portfolio. The Fidelity VIP FundsManager(R) 60% Portfolio seeks high total return.

  .   Fidelity VIP Money Market Portfolio (see "Money Market Portfolio" below)

   Fidelity Management & Research Company is the investment manager of the Money Market Portfolio, and Fidelity Investments Money Management, Inc. and other investment advisers serve as subadvisers. The Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.

MONEY MARKET PORTFOLIO. You may not choose to allocate or transfer Account Value to the Money Market Portfolio except as follows: you may elect to allocate your Purchase Payment to the Money Market Portfolio only during the free look period and only if you are a California purchaser age 60 or older, as described in "Purchase--Free Look--California Free Look Requirements for Purchasers Age 60 and Over."

VOTING RIGHTS

We are the legal owner of Investment Option shares. However, we believe that when an Investment Option solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in a particular Investment Option is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another Investment Option or Investment Options without your consent. The substituted Investment Option(s) may have different fees and expenses. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close an Investment Option to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion. There will always be at least one Investment Option offered under the contract.

4. EXPENSES

There are charges and other expenses associated with the contract which reduce the return on your investment in the contract. These charges and expenses are:

SEPARATE ACCOUNT ANNUAL EXPENSES

Each day, we make a deduction for Separate Account Annual Expenses (the Annual Mortality and Expense charge and the Preservation and Growth Rider (PGR) Fee Rate, each described below). We do this as part of our calculation of the value of the Accumulation Units. Total Separate Account Annual Expenses will not exceed 2.50%. If the Separate Account Annual Expense charges are inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charges exceed the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ANNUAL MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge that is equal, on an annual basis, to 0.70% of the average daily net asset value of each Investment Option. This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract.

PRESERVATION AND GROWTH RIDER (PGR) FEE RATE. The contract is issued with a guaranteed minimum accumulation benefit called the Preservation and Growth Rider (PGR). We assess a daily charge for the PGR equal to your current PGR Fee Rate that will not exceed the Maximum PGR Fee Rate. The Maximum PGR Fee Rate is equal, on an annual basis, to 1.80% of the average daily net asset value of each Investment Option. This charge compensates us for the risks we assume in providing the guarantees under the PGR. If the PGR is terminated according to its terms, we will no longer assess the charge for the PGR effective the Business Day following the date of termination.

PRIOR TO PURCHASING A CONTRACT, SPEAK WITH YOUR FINANCIAL REPRESENTATIVE OR CONTACT US DIRECTLY FOR THE CURRENT PGR FEE RATE. ONCE YOUR CONTRACT IS ISSUED, YOUR PGR FEE RATE WILL NOT CHANGE UNLESS YOU ELECT AN OPTIONAL STEP UP AND IT TAKES EFFECT, AS DESCRIBED BELOW (see "Increases to PGR Fee Rate").

Initial PGR Fee Rate. The initial PGR Fee Rate applicable to new contract purchases is determined in our sole discretion based on current economic factors including interest rates and equity market volatility but will not exceed the Maximum PGR Fee Rate. Generally, the rate may increase if there is an increase in equity market volatility, a decrease in prevailing interest rates, or both. This rate structure is intended to help us provide the guarantees under the rider. This initial PGR Fee Rate for new contracts may be higher or lower than the PGR Fee Rate for existing contracts, but your PGR Fee Rate will not change as a result. See the first hypothetical example below.

Increases to PGR Fee Rate. If you elect an Optional Step Up, we may increase your PGR Fee Rate applicable beginning the first Business Day after the Contract Anniversary on which the Optional Step Up takes effect. If we increase your PGR Fee Rate upon an Optional Step-Up, your new PGR Fee Rate will be a rate we choose and will not exceed the lower of (a) 1.80% (the Maximum PGR Fee
Rate) or b) the initial PGR Fee Rate applicable to the same rider with the same benefits, if available, for new contracts purchased at the time of the Optional Step Up. Your PGR Fee Rate will not decrease, even if the initial PGR Fee Rate applicable to new contracts at the time of the Optional Step Up is lower than your PGR Fee Rate. See the hypothetical examples below.

In the event you are eligible for an Optional Step Up, you will be notified in writing a minimum of [30] days in advance of the applicable Contract Anniversary. This communication will state your Account Value and PGR Amount as of the date it is generated, as well as the PGR Fee Rate that will apply if the Optional Step Up is elected and takes effect. If you elect an Optional Step Up and as a result your PGR Fee Rate is increased, the new PGR Fee Rate also will be indicated on the statement confirming your Optional Step Up, and thereafter your PGR Fee Rate will remain the same unless you elect another Optional Step Up on a future Contract Anniversary and another increase to your PGR Fee Rate is applicable. If you are considering an Optional Step Up and have any questions about the PGR Fee Rate that may apply, please speak with your financial representative or contact us directly. You may cancel an Optional Step-Up as described in "Living Benefits--Preservation and Growth Rider--Optional Step Up--Cancelling an Optional Step Up."

      Examples:

      Assume you elect to purchase a contract on June 1. Assume on or about May 1 prior to your purchase, we declared an initial PGR Fee Rate of X.XX% for new contract purchases. The Maximum PGR Fee Rate is 1.80%.

      NEW PURCHASE. Your PGR Fee Rate will be X.XX% and will remain at that level unless you elect an Optional Step Up. Your PGR Fee Rate may increase upon an Optional Step Up (see below) but it will never be higher than 1.80%.

      OPTIONAL STEP UP. The following table shows how your PGR Fee Rate can be affected if you elect an Optional Step Up in different hypothetical circumstances:

 Your PGR Fee Rate                              Your PGR Fee Rate
 before             PGR Fee Rate                after
 Optional Step Up   for new contracts           Optional Step Up
 ------------------------------------------------------------------------------
      1.00%         1.25%                       We may declare a rate
                                                applicable upon Optional Step
                                                Up greater than 1.00% and less
                                                than or equal to 1.25%, or we
                                                may elect not to increase your
                                                rate.
 ------------------------------------------------------------------------------
      1.00%         0.95%                       Your PGR Fee Rate will not
                                                increase.
 ------------------------------------------------------------------------------
      1.00%         Rider is no longer offered  We may declare a rate
                                                applicable upon Optional Step
                                                Up greater than 1.00% and less
                                                than or equal to 1.80% (the
                                                Maximum PGR Fee Rate), or
                                                we may elect not to increase
                                                your rate.

WITHDRAWAL CHARGE

We impose a withdrawal charge, except as described below, during the first seven Contract Years to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. A withdrawal made pursuant to a divorce or separation instrument is subject to the same withdrawal charge provisions described below, if permissible under tax law.

During the Accumulation Period, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any portion of the Purchase Payment, a withdrawal charge is assessed against the portion of the Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:

   (1) Earnings in your contract (earnings are equal to your Account Value, less any portion of the Purchase Payment not previously withdrawn); then

   (2) The free withdrawal amount described below (deducted from any portion of the Purchase Payment not previously withdrawn); then

   (3) Any portion of the Purchase Payment not previously withdrawn until the entire Purchase Payment has been withdrawn.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:

        Number of Complete Years from          Withdrawal Charge
               Contract Date           (% of Purchase Payment withdrawn)
               -------------           ---------------------------------
                     0                                 2
                     1                                 2
                     2                                 2
                     3                                 2
                     4                                 2
                     5                                 2
                     6                                 2
              7 and thereafter                         0

For a partial withdrawal, the withdrawal charge is deducted from the remaining Account Value, if sufficient. If the remaining Account Value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the Account Value is smaller than the Purchase Payment, the withdrawal charge only applies up to the Account Value.

We do not assess the withdrawal charge on any amounts paid out as Annuity Payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from a tax-qualified contract in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each Contract Year is equal to 10% of the Purchase Payment, less the total free withdrawal amount previously withdrawn in the same Contract Year. Any unused free withdrawal amount in one Contract Year does not carry over to the next Contract Year.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from the Purchase Payment, Account Value, withdrawals, death benefits or Annuity Payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.

TRANSFER FEE

Currently, the contract offers only one Investment Option. In the future, we may make additional Investment Options available, in which case you may be able to transfer Account Value between Investment Options. We currently allow unlimited transfers without charge during the Accumulation Period. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. The transfer fee is deducted from the Investment Option from which the transfer is made. However, if the entire interest in an Investment Option is being transferred, the transfer fee will be deducted from the amount which is transferred.

INCOME TAXES

We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of each Investment Option, which are described in the fee table in this prospectus and the Investment Option prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Option.

5. ANNUITY PAYMENTS (THE ANNUITY PERIOD)

ANNUITY DATE

Under the contract you can receive regular monthly fixed income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be at least 30 days after we issue the contract. Annuity Payments must begin no later than the MATURITY DATE stated in your contract, which generally is the later of (a) the first day of the calendar month on or after the Contract Anniversary on or after the oldest Owner's (or, for contracts owned by certain trusts, the oldest Annuitant's) 95th birthday or (b) 10 years from the Contract Date.

When you purchase the contract, the Annuity Date will be the Maturity Date. You can change the Annuity Date at any time before the Annuity Date with 30 days prior notice to us (subject to restrictions that may apply in your state and our current administrative procedures).

PLEASE BE AWARE THAT IF YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT, AND ANNUITIZING ANY PORTION OF YOUR CONTRACT TERMINATES THE PRESERVATION AND GROWTH RIDER.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. You can select an Annuity Option at any time before the Annuity Date with 30 days' notice to us.

You will receive the Annuity Payments during the Annuity Period. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments. The dollar amount of each Annuity Payment generally will not change. Annuity Payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your Annuity Payment in a single lump sum instead of Annuity Payments.

If more than one frequency is permitted under your contract, choosing less frequent payments will result in each Annuity Payment being larger. Annuity Options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or Joint Annuitant are alive (such as Options 2 and 5 below) or that guarantee the complete return of the Account Value applied to the Annuity Option (such as Options 3 and 6) result in Annuity Payments that are smaller than Annuity Options without such a guarantee (such as Options 1 and 4 below). For Annuity Options with a designated period, choosing a shorter designated period will result in each Annuity Payment being larger.

You may choose one of the six Annuity Options described below or any other Annuity Option acceptable to us. Unless you elect another Annuity Option prior to the Annuity Date, the contract will default to Annuity Option 3--Life Annuity with Cash Refund. After Annuity Payments begin, you cannot change the Annuity Option.

   ANNUITY OPTION 1 -- LIFE ANNUITY

   Under this option, we will make Annuity Payments so long as the Annuitant is alive. We stop making Annuity Payments after the Annuitant's death. It is possible under this option to receive only one Annuity Payment if the Annuitant dies before the due date of the second payment or to receive only two Annuity Payments if the Annuitant dies before the due date of the third payment, and so on.

   ANNUITY OPTION 2 -- LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED

   Under this option, we will make Annuity Payments so long as the Annuitant is alive. If, when the Annuitant dies, we have made Annuity Payments for less than 10 years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10-year period.

   ANNUITY OPTION 3 -- LIFE ANNUITY WITH CASH REFUND

   Under this option, we will make Annuity Payments so long as the Annuitant is alive. If, when the Annuitant dies, the total amount of Annuity Payments we have made is less than the Account Value applied to the Annuity Option, we will pay the Beneficiary in a lump sum the difference between the two amounts.

   ANNUITY OPTION 4 -- JOINT AND LAST SURVIVOR ANNUITY

   Under this option, we will make Annuity Payments so long as the Annuitant and a second person (Joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. We will stop making Annuity Payments after the last survivor's death.

   ANNUITY OPTION 5 -- JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED

   Under this option, we will make Annuity Payments so long as the Annuitant and a second person (Joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. If, at the last death of the Annuitant and the Joint Annuitant, we have made Annuity Payments for less than 10 years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10-year period.

   ANNUITY OPTION 6 -- JOINT AND LAST SURVIVOR ANNUITY WITH CASH REFUND

   Under this option, we will make Annuity Payments so long as the Annuitant and a second person (Joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. If, at the last death of the Annuitant and the Joint Annuitant, the total amount of Annuity Payments we have made is less than the Account Value applied to the Annuity Option, we will pay the Beneficiary in a lump sum the difference between the two amounts.

ADDITIONAL INFORMATION

If your Annuity Payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $100.

We may require proof of age or sex of an Annuitant before making any Annuity Payments under the contract that are measured by the Annuitant's life. If an Annuitant's age or sex has been misstated, we will adjust the amount of monthly annuity income to the amount that would have been provided at the correct age or sex. Once annuity income has begun, any overpayments or underpayments, with interest at the rate stated in your contract, will be, as appropriate, deducted from or added to the payment or payments made after the adjustment.

In the event that you purchased the contract as a tax-qualified contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. Under certain circumstances, you may satisfy those requirements by electing an annuity option. Upon your death, if Annuity Payments have already begun, the death benefit would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death. (See "Federal Income Tax Status" and the Statement of Additional Information for more details.)

6. ACCESS TO YOUR MONEY

You can have access to the money in your contract by making a withdrawal (either a partial or a complete withdrawal) or by electing to receive Annuity Payments. Your Beneficiary can have access to the money in the contract when a death benefit is paid.

Under most circumstances, withdrawals can only be made during the Accumulation Period. When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal, less any applicable withdrawal charge.

We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the Account Value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a complete withdrawal.

ANY WITHDRAWAL CAUSES A PROPORTIONAL REDUCTION IN THE PGR AMOUNT. THIS REDUCTION IN THE PGR AMOUNT MAY BE SIGNIFICANT, PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE PGR AMOUNT (SEE "LIVING BENEFIT--PRESERVATION AND GROWTH RIDER").

Currently the contract offers a single investment choice. If we add additional Investment Options in the future, any partial withdrawal will be made pro rata from the Investment Option(s) you selected unless you instruct us otherwise.

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal less any applicable withdrawal charge and less any premium or other tax.

Under most circumstances the amount of any partial withdrawal must be at least $500. You may request partial withdrawals by submitting a request to our Annuity Service Office. (See "Other Information--Requests and Elections."). You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in Good Order unless the suspension of payments or transfers provision is in effect.

We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract Owner's check that has not yet cleared (i.e., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

In order to withdraw all or part of your Account Value, you must submit a request to our Annuity Service Office. (See "Other Information--Requests and Elections."). We have to receive your withdrawal request in our Annuity Service Office prior to the Annuity Date or Owner's death. If we are presented in Good Order with notification of the death of the Owner before any requested transaction is completed (including transactions under Systematic Withdrawal Programs), we will cancel the request.

There may be limits to the amount you can withdraw from certain tax-qualified contracts. (See "Federal Income Tax Status.")

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

DIVORCE. A withdrawal made pursuant to a divorce or separation instrument is subject to the same withdrawal charge provisions as described in "Expenses--Withdrawal Charge," if permissible under tax law. In addition, the withdrawal will reduce the Account Value, the death benefit, and the PGR Amount (see "Living Benefit--Preservation and Growth Rider--PGR Amount). The withdrawal could have a significant negative impact on the death benefit and PGR Amount.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.

Income taxes, tax penalties and certain restrictions may apply to Systematic Withdrawals.

SUSPENSION OF PAYMENTS OR EXCHANGES

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

  . the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  .   trading on the New York Stock Exchange is restricted;
  . an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Options is not reasonably practicable or we cannot reasonably value the shares of the Investment Options;
  . or during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7. LIVING BENEFIT

PRESERVATION AND GROWTH RIDER (PGR)

The Preservation and Growth Rider (PGR) guarantees that your Account Value will not be less than a minimum guaranteed amount at a specified date (the "PGR END DATE") at least 10 years from the Contract Date. If your Account Value is less than the minimum guaranteed amount at the PGR End Date, we will apply an additional amount to increase your Account Value so that it is equal to the minimum guaranteed amount.

This benefit is intended to protect you against poor investment performance during the Accumulation Period of your contract. See Appendix A for examples of the operation of the PGR.

PGR AMOUNT. The PGR guarantees at the PGR End Date (described below), your Account Value will be at least equal to the Purchase Payment, less proportional reductions for any withdrawals (and related withdrawal charges) made at any time before the PGR End Date. This minimum guaranteed amount is the "PGR AMOUNT." The PGR Amount is used only to determine the amount of any benefit payable under the PGR.

The initial PGR Amount is equal to the Purchase Payment. When you make a withdrawal from the contract, the PGR Amount is reduced in the same proportion the amount of the withdrawal (including any related withdrawal charge) bears to the total Account Value. THIS REDUCTION MAY BE SIGNIFICANT, PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE PGR AMOUNT. The PGR Amount may be increased by an Optional Step Up, as described below.

      Example:

      Assume your Account Value is $100,000 and your PGR Amount is $150,000, prior to making a $10,000 withdrawal (including any applicable withdrawal charge) from the contract. The total withdrawal amount is 10% of the Account Value. Therefore, after the withdrawal, your Account Value would be reduced by the dollar amount of the withdrawal to $90,000 and your PGR Amount would be reduced by 10% of the PGR Amount ($15,000) to $135,000.

THE PGR AMOUNT DOES NOT REPRESENT AN AMOUNT OF MONEY AVAILABLE FOR WITHDRAWAL OR GUARANTEE ANY RETURN FOR AN INVESTMENT OPTION AND IS NOT USED TO CALCULATE ANY BENEFITS UNDER THE CONTRACT PRIOR TO THE PGR END DATE.

OPTIONAL STEP UP. On any Contract Anniversary prior to the 86th birthday of the Owner or oldest Joint Owner (or oldest Annuitant if the Owner is a non-natural person), you may elect an Optional Step Up by written notice to us in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Office). The Optional Step Up will take effect on the Contract Anniversary following our receipt of your request.

If you elect an Optional Step Up and it takes effect, it will:

  . reset the PGR Amount to the Account Value on the date of the Optional Step Up. The Account Value on the date the Optional Step Up takes effect will be treated as a single Purchase Payment received on that date for purposes of determining the PGR Amount;
  . reset the PGR End Date to the Contract Anniversary that is 10 years from the date the Optional Step Up takes effect; and
  . reset, if applicable, the PGR Fee Rate to a rate we determine that does not exceed the Maximum Optional Step Up PGR Fee Rate, provided that this rate also will not exceed the rate currently applicable to the same rider with the same benefits, if available, for new contract purchases at the time of the Optional Step Up (see 'Expenses--Preservation and Growth Rider Charge").

Cancelling an Optional Step-Up. You may cancel an Optional Step Up before it takes effect by written notice to us prior to the Contract Anniversary on which the step up would take effect. After an Optional Step Up takes effect, you may cancel that Optional Step Up in accordance with our administrative procedures by providing written notice to us within 15 days after the date the Optional Step Up takes effect. The cancellation of an Optional Step Up will reverse the step up that just occurred. If an Optional Step Up is cancelled, your PGR Amount and PGR End Date will revert to the PGR Amount and PGR End Date that applied prior to being reset. If an Optional Step Up resulted in an increase to your PGR Fee Rate, your Account Value will be adjusted as if the Total Annual Separate Account Charge in effect prior to the step up had applied during the period between the date of the step up and the date of cancellation.

PGR END DATE. The Contract Anniversary that is 10 years from the later of
(a) the Contract Date or (b) the date the most recent Optional Step Up is elected and takes effect. We will not deduct the PGR charge after the PGR End Date.

PGR PAYMENT. At the PGR End Date, we will compare your contract's Account Value to its PGR Amount. If the Account Value is less than the PGR Amount, we will contribute to your Account Value the amount needed to make it equal the PGR Amount. (This added amount is the "PGR PAYMENT.") The PGR Payment is allocated entirely to the Investment Option (or, if we add additional Investment Options in the future, pro rata to each Investment Option you have selected).

If your Account Value is greater than or equal to the PGR Amount at the PGR End Date, then no PGR Payment will be paid into your Account Value.

TERMINATING THE PGR. The PGR will terminate at the earliest of:

  (1) The PGR End Date;
  (2) The date you make a full withdrawal of your Account Value;
  (3) The date you apply any of your Account Value to an Annuity Option;
  (4) Upon a change in ownership (or assignment) of the contract unless:
     (a) The new owner or assignee assumes full ownership of the contract and is essentially the same person (e.g. an individual ownership changed to a personal revocable trust, a change to a court appointed guardian representing the owner during the owner's lifetime, etc.); or
     (b) The assignment is for the purposes of effectuating a 1035 exchange of the contract (i.e. the rider may continue during the temporary assignment period and not terminate until the contract is actually surrendered);
     (c) The contract is continued under the spousal continuation provisions of the contract;

   or

  (5) The date of death of the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person), unless the Beneficiary is the spouse of the Owner and elects to continue the contract under the spousal continuation provisions of the contract.

Once the rider is terminated, the PGR charge will no longer be deducted. IF THE RIDER IS TERMINATED BEFORE THE PGR END DATE, THE PGR PAYMENT WILL NOT BE PAID.

ADDITIONAL INFORMATION. While the PGR is in effect the death benefit will at least be equal to the PGR Amount. As of the date both due proof of death and an election for the payment method is received by us, a comparison of the PGR Amount and the death benefit provided by the contract will be made. If the PGR Amount is greater than the death benefit provided by the contract, then the PGR Amount will be available instead of the death benefit amount provided by the contract. All other death benefit provisions of your contract will apply.

If a surviving spouse (age 85 or younger) continues the contract under the spousal continuation provisions of the contract, and the PGR is in effect at the time of the continuation, then the same terms and conditions that applied to the Owner under this rider will continue to apply to the surviving spouse. The PGR End Date will remain the same. However, if the surviving spouse is age 86 or older at time of continuation, the PGR will terminate; however, the surviving spouse may elect to continue the contract without the PGR in his or her own name and exercise all the Owner's rights under the contract.

8. PERFORMANCE

We periodically advertise subaccount performance relating to Investment Options. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account Annual Expenses and the Investment Option expenses. It does not reflect the deduction of any applicable withdrawal charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account Annual Expenses, withdrawal charges, and Investment Option expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Options for the periods commencing from the date on which the particular Investment Option was made available through the Separate Account.

In addition, the performance for the Investment Options may be shown for the period commencing from the inception date of the Investment Options. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We or a selling firm may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Options and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We or a selling firm may advertise the PGR feature using illustrations showing how the benefit works with historical performance of specific Investment Options or with a hypothetical rate of return or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of underlying Investment Options.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.

9. DEATH BENEFIT DURING THE ACCUMULATION PERIOD

UPON YOUR DEATH

If you die during the Accumulation Period, we will pay a death benefit to the Beneficiary (or Beneficiaries). The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method.

The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Where there are multiple Beneficiaries, the death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the Investment Options until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the Investment Options on behalf of the remaining Beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise. If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit.

If we are presented in Good Order with notification of the death of the Owner before any requested transaction is completed (including transactions under any automated investment strategies or withdrawal programs, if available), we will cancel the request.

DEATH BENEFIT

The death benefit will be the greater of:

  (1) the Account Value; or
  (2) the Purchase Payment, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."

In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

DEATH BENEFIT BEFORE THE PGR END DATE. We will pay the PGR Amount to the Beneficiary instead of the death benefit if: (a) the PGR has not been terminated,(b) the Owner dies prior to the PGR End Date, and (c) as of the end of the Business Day on which we receive both due proof of death and an election for the payment method the PGR Amount is greater than the death benefit determined as described above.

GENERAL DEATH BENEFIT PROVISIONS

Any death benefit will be paid in accordance with applicable law or regulations governing death benefit payments. The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the Beneficiary.

After the death of the Owner, each Beneficiary has the right to receive their share of the death benefit. Before we make a payment to any Beneficiary, we must receive at our Annuity Service Office due proof of death (generally a death certificate, see Proof of Death, below) for the Owner and an election for the payment method. We may seek to obtain a death certificate directly from the appropriate governmental body if we believe that any Owner may have died.

Once we have received due proof of death, we will, upon notice to us, pay any Beneficiary who has provided us with required information. We will then have no further obligations to that Beneficiary. If a Beneficiary has been designated to receive a specified fraction of the death benefit, we will pay that fraction as determined on the date of payment.

If the Beneficiary under a tax-qualified contract is the Owner's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).

A Beneficiary must elect the death benefit to be paid under one of the payment options. The entire death benefit must be paid within five years of the date of death unless the Beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax-qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.")

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within seven days. Payment to the Beneficiary under an annuity option may only be elected during the 60-day period beginning with the date we receive due proof of death.

PROOF OF DEATH. We will require due proof of death before any death benefit is paid. Due proof of death will be:

  .   a certified death certificate;
  . a certified decree of a court of competent jurisdiction as to the finding of death;
  .   a written statement by a licensed medical doctor who attended the deceased; or
  .   any other proof satisfactory to us.

ABANDONED PROPERTY REQUIREMENTS. Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent your contract's proceeds from being paid to the state's abandoned or unclaimed property office, it is important that you update your Beneficiary designations, including addresses, if and as they change. Please call (866) 414-3259 to make such changes.

SPOUSAL CONTINUATION

If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, with certain exceptions described in the contract.

For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to the date the spouse continues the contract. If, at the time of Spousal Continuation, the PGR is in effect and the Account Value is less than the PGR Amount, the Account Value is increased to equal the PGR Amount. The PGR Amount, PGR End Date, death benefit and Contract Anniversary of the contract remain unchanged. If, at the time of Spousal Continuation, the spouse is older than age 85 and the PGR is in effect, the spouse may continue the contract; however, the PGR will terminate.

Spousal continuation will not satisfy minimum required distribution rules for qualified contracts other than IRAs (see "Federal Income Tax Status").

Under the Internal Revenue Code, spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under applicable federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Internal Revenue Code. Any Internal Revenue Code reference to "spouses" includes those persons who are married spouses under state law, regardless of sex.

10. FEDERAL INCOME TAX STATUS

INTRODUCTION

We do not intend the following discussion to be tax advice. For tax advice you should consult a tax adviser. Although the following discussion is based on our understanding of federal income tax laws as currently interpreted, there is no guarantee that those laws or interpretations will not change.

This discussion does not address federal gift tax, state or local income tax, or other considerations which may be involved in the purchase, operation, or exercise of any rights or options under the contract. Also, this discussion does not address estate tax issues that might arise due to the death of an Owner or Annuitant. The particular situation of each Owner, Annuitant, and Beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due. You should seek competent tax advice on such matters pertaining to you.

In addition, we make no guarantee regarding any tax treatment - federal, state, or local - of any contract or of any transaction involving a contract.

TAX DEFERRAL DURING ACCUMULATION PERIOD

Under existing provisions of the Internal Revenue Code (the "Code"), any increase in an Owner's Account Value is generally not taxable to the Owner until received, either in the form of annuity income payments or in some other form of distribution. However, as discussed below, this rule applies only if:

(1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations;

(2) the Company, rather than the Owner, is considered the owner of the assets of the Separate Account for federal income tax purposes; and

(3) the Owner is an individual (or an individual is treated as the Owner for tax purposes).

DIVERSIFICATION REQUIREMENTS

The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the subaccount of the Separate Account, are to be "adequately diversified." If the Separate Account fails to comply with these diversification standards, the contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxed currently on the excess of the Account Value over the Purchase Payment paid for the contract. The subaccounts of the Separate Account intend to comply with the diversification requirements. In this regard, we have entered into agreements with funds under the subaccounts that require the funds to be "adequately diversified" in accordance with the Code and Treasury Department regulations.

OWNERSHIP TREATMENT

In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes of the assets of a segregated asset account, such as the Separate Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. As of the date of this prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract owner would exist. As a result, your right to make transfers among the Investment Options may cause you to be considered the owner of the assets of the Separate Account. We therefore reserve the right to modify the contract as necessary to attempt to prevent contract Owners from being considered the owners of the assets of the Separate Account. However, there is no assurance such efforts would be successful.

SEPARATE ACCOUNT CHARGES

It is conceivable that certain benefits or the charges for certain benefits such as the PGR, could be considered to be taxable each year as deemed distributions from the contract to pay for non-annuity benefits. We currently treat these charges and benefits as an intrinsic part of the annuity contract and do not tax report these as taxable income until distributions are actually made. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

NON-NATURAL OWNER

As a general rule, contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the contract during the taxable year. There are several exceptions to this rule for non-natural Owners. Under one exception, a contract will generally be treated as held by a natural person if the nominal owner is a trust or other entity that holds the contract as an agent for a natural person. We do not intend to offer the contracts to "non-natural" persons. However, we will offer the contracts to revocable grantor trusts in cases where the grantor represents that the trust is for the benefit of the grantor Annuitant (i.e. the contract is held by the trust for the benefit of a natural person (an "individual")). The following discussion assumes that a contract will be owned by an individual.

DELAYED ANNUITY COMMENCEMENT DATES

On the Contract Date, the Annuity Date is automatically set to be the first day of the calendar month on or after the Contract Anniversary that falls on or after the oldest Owner's 95/th/ birthday. Federal income tax rules do not expressly identify a particular age by which annuity payments must begin. However, if the contract's Annuity Date occurs (or is scheduled to occur) at too advanced an age, it is conceivable that the Internal Revenue Service could take the position that the contract is not an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the Owner's income.

The following discussion assumes that the contract will be treated as an annuity contract for federal income tax purposes.

In addition, to qualify as an annuity for federal tax purposes, the contract must satisfy certain requirements for distributions in the event of the death of the Owner of the contract. The contract contains such required distribution provisions. For further information on these requirements see the Statement of Additional Information.

QUALIFIED CONTRACTS

You may use the contract as an Individual Retirement Annuity. The IRA contract has not yet been approved by the IRS as to the form of the IRA. Under
Section 408(b) of the Code, eligible individuals may contribute to an Individual Retirement Annuity ("IRA"). The Code permits certain "rollover" contributions to be made to an IRA. In particular, certain qualifying distributions from a 401(a) plan, a tax sheltered annuity, a 403(b) plan, a Governmental 457(b) plan, or an IRA, may be received tax-free if rolled over to an IRA within 60 days of receipt. Because the contract's minimum initial payment of $50,000 is greater than the maximum annual contribution permitted to an IRA, a qualified contract may be purchased only in connection with a "rollover" of the proceeds from a qualified plan, tax sheltered annuity, or IRA.

In order to qualify as an IRA under Section 408(b) of the Code, a contract must contain certain provisions:

(1) the Owner of the contract must be the Annuitant and, except for certain transfers incident to a divorce decree, the Owner cannot be changed and the contract cannot be transferable;

(2) the Owner's interest in the contract cannot be forfeitable; and

(3) annuity and payments following the death of an Owner must satisfy certain required minimum distributions. contracts issued on a qualified basis will conform to the requirements for an IRA and will be amended to conform to any future changes in the requirements for an IRA.

2009 RMD WAIVER. For RMDs following the death of the Owner or Annuitant of a qualified contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2009, the five-year period would end in 2015 instead of 2014. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

ACCOUNT VALUES AND PROCEEDS

Under current law, you will not be taxed on increases in the value of your contract until a distribution occurs.

A distribution may occur in the form of a withdrawal, payments following the death of an Owner and payments under an Annuity Option.

The assignment or pledge of any portion of the value of a contract may also be treated as a distribution. In the case of a qualified contract, you may not receive or make any such pledge. Any such pledge will result in disqualification of the contract as an IRA and inclusion of the value of the entire contract in income.

Additionally, a transfer of non-qualified contract for less than full and adequate consideration will result in a deemed distribution, unless the transfer is to your spouse (or to a former spouse pursuant to divorce decree).

The taxable portion of a distribution is taxed as ordinary income. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXES ON SURRENDER OF THE CONTRACT BEFORE ANNUITY INCOME PAYMENTS BEGIN

If you fully surrender your contract before annuity income payments commence, you will be taxed on the portion of the distribution that exceeds your cost basis in your contract. In addition, amounts received as the result of the death of the Owner or Annuitant that are in excess of your cost basis will also be taxed.

For non-qualified contracts, the cost basis is generally the amount or your payments, and the taxable portion of the proceeds is taxed as ordinary income.

For qualified contracts, we will report the cost basis as zero, and the entire amount of the surrender payment is taxed as ordinary income. You may want to file an Internal Revenue Service Form 8608 if any part of your Purchase Payment has been previously taxed.

TAXES ON PARTIAL WITHDRAWALS

Withdrawals of any amount less than the full Account Value, including withdrawals received under the Systematic Withdrawal Program, are treated as partial withdrawals.

Partial withdrawals under a non-qualified contract are treated for tax purposes as first being taxable withdrawals of investment income, rather than as return of your Purchase Payment, until all investment income has been withdrawn. You will be taxed on the amount withdrawn to the extent that your Account Value at that time exceeds your payments.

Partial withdrawals under the qualified contract are prorated between taxable income and non-taxable return of investment. We will report the cost basis of a qualified contract as zero, and the partial withdrawal will be fully taxed unless you have filed an Internal Revenue Service Form 8608 to identify the part of your Purchase Payment that has been previously taxed.

Partial and complete withdrawals may be subject to a 10% penalty tax (see "10% Penalty Tax on Early Withdrawals"). Partial and complete withdrawals also may be subject to federal income tax withholding requirements.

AGGREGATION OF CONTRACTS

In certain circumstances, the IRS may determine the amount of annuity income payment or withdrawal from a contract that is includible in income by combining some or all of the annuity contracts a persons owns. For example, if a person purchases a contract offered by this prospectus and also purchases at approximately the same time an immediate annuity issued by us, the IRS might in certain circumstances treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining the portion of the distribution that is includible in income. The effects of such aggregation are not always clear; however, it could affect the amount of a withdrawal or an annuity income payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

In the case of a qualified contract, the tax law requires for all post-1986 contributions and distributions that all individual retirement accounts and annuities be treated as one contract.

TAXES ON ANNUITY PAYMENTS

Although the tax consequences may vary depending on the form of annuity selected under the contract, the recipient of Annuity Income payments under the contract generally is taxed on the portion of such income payments that exceed the cost basis in the contract. In the case of fixed income payments, like the annuity Income payments provided under the contract, the exclusion amount is determined by multiplying (1) the annuity income payment by (2) the ratio of the investment in the contract, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the contract (as determined under Treasury Department regulations). Once the total amount of the investment in the contract is excluded, Annuity Payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

For qualified contracts, we report the cost basis as zero and each Annuity Payment is fully taxed unless you have filed an Internal Revenue Service Form 8608 to identify the part of your Purchase Payment that has been previously taxed.

3.8% TAX ON NET INVESTMENT INCOME

Federal tax law imposes a 3.8% Medicare tax is imposed on the lesser of

  (1) the taxpayer's "net investment income," (from non-qualified annuities, interest, dividends, etc., offset by specified allowable deductions), or
  (2) the taxpayer's modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 otherwise).

"Net investment income" in item 1 does not include distributions from tax-qualified plans (i.e., IRAs, Roth IRAs, or arrangements described in Code Sections 401(a), 403(b), or 457(b)) but such income will increase "modified adjusted gross income" in item (2).

You should consult your tax advisor regarding the applicability of this tax to income you would receive under this annuity contract.

10% PENALTY TAX ON EARLY WITHDRAWALS OR DISTRIBUTIONS

A penalty tax equal to 10% of the amount treated as taxable income may be imposed on distributions. The penalty tax applies to early withdrawals or distributions. The penalty tax is not imposed on:

(1) distributions made to persons on or after age 59 1/2;

(2) distributions made after death of the Owner;

(3) distributions to a recipient who has become disabled;

(4) distributions in substantially equal installments made for the life of the taxpayer or the lives of the taxpayer and a designated second person; or

(5) in the case of qualified contracts, distributions received from the rollover of the contracts into another qualified contract or IRA.

We believe that systematic withdrawals under the Systematic Withdrawal Program would not satisfy the exception to the 10-percent penalty tax described in
(4) above. You should consult your tax advisor before electing to take systematic withdrawals commencing prior to age 59 1/2.

OTHER TAX INFORMATION

In the case of a qualified contract, a 50% excise tax is imposed on the amount by which minimum required payments following the death of Owner exceed actual distributions.

We will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under the contract, unless the Owner or Beneficiary files a written election prior to the distribution stating that he or she chooses not to have any amounts withheld. Such an election will not relieve you of the obligation to pay income taxes on the taxable portion of any distribution.

EXCHANGES OF CONTRACTS

We may issue the contract in exchange for all or part of another annuity or life insurance contract that you own. Such an exchange will be tax-free if certain requirements are satisfied. If the exchange is tax-free, your investment in the contract immediately after the exchange will generally be the same as that of the contract exchanged. Your Account Value immediately after the exchange may exceed your investment in the contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the contract (e.g. as a partial surrender, full surrender, annuity income payment or death benefit). If you exchange part of an existing contract, the IRS might treat the two as one annuity contract in certain circumstances. See "Aggregation of Contracts" above.

In addition, before the Annuity Date, if we agree, you may exchange all (but not part) of your Account Value for any immediate annuity contract we then offer. Such an exchange will be tax-free if certain requirements are satisfied.

You should consult your tax advisor in connection with an exchange for or of a contract.

TRANSFER OF A CONTRACT TO OR FROM A REVOCABLE GRANTOR TRUST

A contract owned by a revocable grantor trust may be transferred to a grantor, and a contract owned by one or two individual(s) may be transferred to a revocable grantor trust of which the individual(s) is (are) the grantor(s). In either situation, the Annuitant(s) must remain the same. The federal income tax treatment of such transfers is unclear. You should consult your tax advisor before making such a transfer.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 2011 (the "2011 P.R. Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 P.R. Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is calculated differently under the 2011 P.R. Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 P.R. Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

TAX BENEFITS RELATED TO THE ASSETS OF THE SEPARATE ACCOUNT

We may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to contract Owners because we are the owner of the assets from which the tax benefits are derived.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. We will notify you of any changes to your contract. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.

THE COMPANY'S TAX STATUS

The Company is taxed as a life insurance company under the Code. The earnings of the Separate Account are taxed as part of our operations, and thus the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under the existing federal income tax laws, investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a contract. Therefore, we do not expect to incur federal income taxes on earnings of the Separate Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for our federal income taxes. We will periodically review the need for a charge to the Separate Account for company federal income taxes. If the Company is taxed on investment income or capital gains of the Separate Account, then the company may impose a charge against the Separate Account in order to provide for such taxes.

Under current laws we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and are not charged against the contracts or the Separate Account. If the amount of these taxes changes substantially, we may make charges for such taxes against the Separate Account.

11. OTHER INFORMATION

[METLIFE INSURANCE COMPANY OF CONNECTICUT]

[MetLife Insurance Company of Connecticut] (MetLife) is a stock life insurance company chartered in Connecticut in 1863 and currently subject to the laws of the State of Delaware. MetLife is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers. The company's executive offices are located at 11225 North Community House Road, Charlotte, NC 28277.

THE SEPARATE ACCOUNT

We have established a Separate Account, MetLife of CT Separate Account Eleven for Variable Annuities (the SEPARATE ACCOUNT), to hold the assets that underlie the contracts. The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value. We are obligated to pay all money we owe under the contracts--such as death benefits and Annuity Payments--even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any such amount under the PGR that exceeds the assets in the Separate Account are also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims-paying ability and our long term ability to make such payments, and are not guaranteed by any other party. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. MetLife is regulated as an insurance company under state law, which includes limits on the amount and type of investments in its general account. However, there is no guarantee that we will be able to meet our claims-paying obligations; there are risks to purchasing any insurance product.

The investment adviser to certain of the Investment Options offered with variable annuity contracts issued through the Separate Account may be regulated as commodity pool operators. While it does not concede that the Separate Account is a commodity pool, MetLife has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodities Exchange Act ("CEA"), and is not subject to registration or regulation as a pool operator under the CEA.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 1095 Avenue of the Americas, New York, NY10036, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA Broker Check. You may contact the FINRA Broker Check Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA Broker Check is available through the Hotline or on-line.

Distributor and we have entered into selling agreements with a selling firm for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by the selling firm. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of our variable annuity contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. A selling firm may also receive additional compensation (described below under "Additional Compensation"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to a selling firm may be passed on to their sales representatives in accordance with a selling firm's internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

We and Distributor have entered into selling agreements with selling firms that have an affiliate that acts as investment adviser and/or subadviser to one or more Investment Options under the contract. These investment advisory firms include Strategic Advisers, Inc., Fidelity Management & Research Company, Fidelity Investments Money Management, Inc. and Fidelity Research & Analysis Company.

COMPENSATION PAID TO A SELLING FIRM. We and Distributor pay compensation to a selling firm in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for sales of this contract by a selling firm is 1.75% of the Purchase Payment.

We may also pay commissions when a contract Owner elects to begin receiving regular Annuity Payments (see "Annuity Payments--The Annuity Period.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION. We and Distributor may pay additional compensation to a selling firm, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to a selling firm based on cumulative periodic (usually quarterly) sales of the contracts. Introduction fees are payments to a selling firm in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in a selling firm's marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. See the Statement of Additional Information for more information.

The amounts of additional compensation discussed above may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide a selling firm and/or its sales representatives with an incentive to favor sales of the contracts over other annuity contracts (or other investments) with respect to which a selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative.

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a Purchase Payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Office before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a Purchase Payment as received by us if we receive a payment at our Annuity Service Office (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open.

Our Annuity Service Office is located at PO Box 10366, Des Moines, IA 50306-0366 (for overnight or express delivery, 4700 Westown Parkway Suite 200, West Des Moines, IA 50266). If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your contract.

Requests for service may be made:

  .   Through your registered representative
  . By telephone at (866) 414-3259, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday.
  .   In writing to our Annuity Service Office or
  .   By fax at (515) 457-4400 or
  .   By Internet at [www.metlifeinvestors.com]

All transaction requests must be in a form satisfactory to us. Contact us for further information. Some selling firms may restrict the ability of their registered representatives to convey transaction requests by telephone or Internet on your behalf.

A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If you have any questions, you should contact us or your registered representative before submitting the form or request.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Office to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Office.

CONFIRMING TRANSACTIONS. We will send out confirmations that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract. These rights include the right to:

  .   change the Beneficiary.
  . change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).
  .   assign the contract (subject to limitation).
  .   change the Annuity Option before the Annuity Date.
  . exercise all other rights, benefits, options and privileges allowed by the contract or us.

The Owner is as designated at the time the contract is issued, unless changed. Any change of Owner is subject to our underwriting rules in effect at the time of the request and may terminate the Preservation and Growth Rider (see "Living Benefit--Preservation and Growth Rider--Terminating the PGR").

JOINT OWNER. The contract can be owned by Joint Owners, generally limited to two natural persons. Upon the death of either Owner, the surviving Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. If Joint Owners are named, unless you tell us otherwise, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base Annuity Payments. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any Joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code.

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. An assignment may be a taxable event and may terminate the Preservation and Growth Rider (see "Living Benefit--Preservation and Growth Rider--Terminating the PGR").

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account, Exeter Reassurance Company, LTD and MetLife Investors Insurance Company [are to be updated by amendment.]

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company

Independent Registered Public Accounting Firm

Custodian

Distribution

Calculation of Performance Information

Annuity Provisions

Tax Status of the Contracts

Financial Statements

                      STATEMENT OF ADDITIONAL INFORMATION

          MODIFIED SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

         METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                      AND

                   METLIFE INSURANCE COMPANY OF CONNECTICUT

        METLIFE ACCUMULATION ANNUITY WITH PRESERVATION AND GROWTH RIDER

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER [ ], 2014, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT:
ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IA 50306-0366, OR CALL
(866) 414-3259.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER [  ], 2014.

SAI-MAA1114

TABLE OF CONTENTS

                                                                Page
           THE INSURANCE COMPANY...............................  3
           INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......  3
           PRINCIPAL UNDERWRITER...............................  4
           DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...  4
           CALCULATION OF PERFORMANCE INFORMATION..............  5
              Total Return.....................................  5
              Historical Unit Values...........................  5
              Reporting Agencies...............................  6
           ANNUITY PROVISIONS..................................  6
              Fixed Annuity....................................  6
              Legal or Regulatory Restrictions on Transactions.  7
           TAX STATUS OF THE CONTRACTS.........................  7
           FINANCIAL STATEMENTS................................  8

THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910.

In 2013, MetLife, Inc. announced its plans to merge the Company, MetLife Investors Insurance Company (MetLife Investors), MetLife Investors USA Insurance Company (MetLife Investors USA), and Exeter Reassurance Company, Ltd. (Exeter Reassurance), to create one larger U.S.-based and U.S.-regulated life insurance company. MetLife Investors and MetLife Investors USA, like the Company, are U.S. insurance companies that issue variable insurance products in addition to other products. Exeter Reassurance is a direct subsidiary of MetLife, Inc. that mainly reinsures guarantees associated with variable annuity products issued by U.S. insurance companies that are direct or indirect subsidiaries of MetLife, Inc. The Company, which is expected to be renamed and domiciled in Delaware, will be the surviving entity. These mergers are expected to occur towards the end of 2014, subject to regulatory approvals.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights comprising each of the Subaccounts of MetLife of CT Separate Account Eleven for Variable Annuities included in this Statement of Additional Information, have been audited by [to be updated by amendment], an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries, included in this Statement of Additional Information, have been audited by [to be updated by amendment], an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedules are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Exeter Reassurance Company, LTD ("Exeter"), included in this Statement of Additional Information, have been audited by [to be updated by amendment], independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes other matters related to a change in Exeter's presentation of insurance liabilities and to Exeter being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of MetLife Investors Insurance Company ("MLI"), included in this Statement of Additional Information, have been audited by [to be updated by amendment], independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an other matter paragraph related to MLI being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of [to be updated by amendment] is [to be updated by amendment].

PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 1095 Avenue of the Americas, New York, NY 10036. MLIDC is affiliated with the Company and the Separate Account.

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

UNDERWRITING COMMISSIONS

                         Underwriting
                       Commissions Paid             Amount of
                     to the Distributor by  Underwriting Commissions
          Year            the Company      Retained by the Distributor
          ----       --------------------- ---------------------------
          2013......      $43,373,276                  $0
          2012......      $35,916,770                  $0
          2011......      $39,198,439                  $0

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

CALCULATION OF PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges, the expenses for the underlying investment portfolio being advertised and any applicable account fee withdrawal. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

   P (1 + T)n = ERV

Where:

   P = a hypothetical initial payment of $1,000

   T = average annual total return

   n = number of years

ERV  =   ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.

HISTORICAL UNIT VALUES

The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.

In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's

500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

ANNUITY PROVISIONS

FIXED ANNUITY

A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The monthly annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS

If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the separate accounts investing in the underlying fund may fail the diversification requirements of Section 817, which could have adverse tax consequences for variable contract owners, including losing the benefit of tax deferral.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically,
Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

OTHER RULES MAY APPLY TO QUALIFIED CONTRACTS.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. If you own more than one individual retirement annuity and/ or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

The regulations also require that beginning for the 2006 distribution year, the value of all benefits under a deferred annuity including death benefits in excess of cash value must be added to the account value in computing the amount required to be distributed over the applicable period. The new rules are not entirely clear and you should consult your own tax advisors as to how these rules affect your own contract. We will provide you with additional information regarding the amount that is subject to minimum distribution under this new rule.

If you intend to receive your minimum distributions which are payable over the joint lives of you and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of you and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. Consult your tax advisor.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally did not have to take the required minimum distribution for 2009. For required minimum distributions following the death of the owner or annuitant of a Qualified Contract, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2009, the five year period ends in 2015 instead of 2014. The required minimum distribution rules are complex, so consult with your tax adviser before waiving your 2009 required minimum distribution payment.

FINANCIAL STATEMENTS

The financial statements and financial highlights comprising each of the Sub-Accounts of the Variable Account and the consolidated financial statements of the Company are (to be updated by amendment).

                                    PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part B hereof:

1.       Report of Independent Registered Public Accounting Firm.

2.       Statements of Assets and Liabilities as of December 31, 2013.

3.       Statements of Operations for the year ended December 31, 2013.

4. Statements of Changes in Net Assets for the years ended December 31, 2013 and 2012.

5.       Notes to the Financial Statements.

The following consolidated financial statements of the Company are included in Part B hereof:

1.       Independent Auditors' Report.

2.       Consolidated Balance Sheets as of December 31, 2013 and 2012.

3. Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011.

4. Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011.

5. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011.

6. Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

7.       Notes to the Consolidated Financial Statements.

The following consolidated financial statements of MetLife Investors Insurance Company are included in Part B hereof:

1.       Independent Auditors' Report.

2.       Balance Sheets as of December 31, 2013 and 2012.

3.       Statements of Operations for the year ended December 31, 2013, 2012 and
         2011.

4. Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011.

5. Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011.

6. Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

7.       Notes to the Financial Statements.

The following consolidated financial statements of Exeter Reassurance Company, Ltd. are included in Part B hereof:

1.       Independent Auditors' Report.

2.       Balance Sheets as of December 31, 2013 and 2012.

3. Statements of Operations for the years ended December 31, 2013, 2012 and 2011.

4. Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011.

5. Consolidated Statements of Stockholder's Equity for the years ended December 31, 2013, 2012 and 2011.

6. Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

7.       Notes to the Financial Statements.

The following consolidated financial statements of MetLife Insurance Company of Connecticut Unaudited Pro Forma Condensed Combined Financial Statements are included in Part B hereof:

1.       Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31,
         2013.

2. Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31, 2013.

3. Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31, 2012.

4. Unaudited Pro Forma Condensed Combined Statement of Operations for the year end December 31, 2011.

5.       Notes to the Unaudited Pro Forma Condensed Combined Financial
         Statements.


b. Exhibits

1(a). Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (1)

1(b). Resolution of MetLife Insurance Company of Connecticut Board of Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Fund BD for Variable Annuitiesinto MetLife of CT Separate Account Eleven for Variable Annuities. (2)

2.       Not Applicable

3(a). Distribution and Principal Underwriting Agreement among the Registrant, MetLife Insurance Company of Connecticut and MetLife Investors Distribution Company. (3)

3(b).    Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC). (4)

3(c).    Master Retail Sales Agreement (MLIDC). (4)

3(d). Services Agreement between MetLife Investors Distribution Company and MetLife Insurance Company of Connecticut and Amendment No. 1 to Services Agreement. (5)

4(i) Form of Modified Single Premium Deferred Variable Annuity Contract (filed herewith)

4(ii)    Form of Contract Schedule ICC14-6-C200-1 (filed herewith)

4(iii) Form of Contract Schedule (Preservation and Growth Rider) ICC14-6-CGMAB-1 (filed herewith)

4(iv) Form of Roth Individual Retirement Annuity Endorsement ICC14-6-E-5 (filed herewith)

4(v) Form of Individual Retirement Annuity Endorsement ICC14-6-E-6 (filed herewith)

4(vi)    Form of Non-Qualified Annuity Endorsement ICC14-6-E-7 (filed herewith)

4(vii)   Form of Unisex Annuity Rates Endorsement ICC14-6-E-9 (filed herewith)

4(viii)  Form of Death Benefit Rider ICC14-6-ROP (filed herewith)

5.        Form of Variable Annuity Application MAA (11/14) Fs (filed herewith)


6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (7)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (7)

6(c). Certificate of Amendment, dated February 10, 2006, of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (8)

6(d). Certificate of Correction, dated April 4, 2007, to the Certificate of Amendment to the Charter of MetLife Insurance Company of Connecticut, dated February 10, 2006. (9)

6(e) Amended and Restated By-Laws of MetLife Insurance Company of Connecticut (Formerly known as The Travelers Insurance Company) June 1, 2012. (6)

7(a). Automatic Reinsurance Agreement between MetLife Insurance Company of Connecticut and Exeter Reassurance Company, Ltd. (effective April 1,
          2006) (10)

7(b). Automatic Reinsurance Agreement between MetLife Life and Annuity Company of Connecticut and Exeter Reassurance Company, Ltd. (effective April 1, 2006) (10)

7(c)(i). Variable Annuity Death Benefit Reinsurance Agreement Effective June 1, 1997 between The Travelers Insurance Company and Connecticut General Life Insurance Company, Amendment Nos. 1 and 2, and Notice Letter of termination of new business. (10)

7(c)(ii). Variable Annuity Death Benefit Reinsurance Agreement Effective June 1,
          1997 between The Travelers Life and Annuity Company and Connecticut General Life Insurance Company, Amendment Nos. 1 and 2, and Notice Letter of termination of new business. (10)

7(d)(i) Automatic Annuity Reinsurance Agreement between The Travelers Insurance Company and Transamerica Occidental Life Insurance Company Effective June 1, 1994, Amendment Nos. 1 through 4, and
          Confidentiality Addendum. (10)

7(d)(ii). Automatic Annuity Reinsurance Agreement between The Travelers Life and
          Annuity Company and Transamerica Occidental Life Insurance Company Effective July 1, 1995, Amendment Nos. 1 through 3, and
          Confidentiality Addendum. (10)

7(e)(i) Automatic Reinsurance Agreement between The Travelers Insurance Company and North American Reassurance Company (now known as Swiss Re Life Company America) (effective June 1, 1994), and Amendment Nos. 1 through 6 and Amendment Nos. 8 and 9, Notice Letter termination of new business, Amendment Nos. 10 through 21. (10)

7(e)(ii) Automatic Reinsurance Agreement between The Travelers Life and Annuity Company and Swiss Re Life Company America (effective July 1, 1995), Amendment Nos. 1 through 4, Amendment Nos. 6 and 7, Notice Letter of termination of new business, Amendment Nos. 8 through 11 and Amendment Nos. 17 through 19. (10)

7(f) Service Agreement and Indemnity Combination and Modified Coinsurance Agreement of Certain Annuity Contracts between MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company Treaty #20176 (effective January 1, 2014). (11)

8.   (i)(a).    Amended and Restated Participation Agreement Among The
                Travelers Insurance Company, Fidelity Distributors Corporation,
                VIP Fund, VIP Fund II and VIP Fund III effective May 1, 2001 and Amendments to the Amended and Restated Participation
                Agreement (respectively effective May 1, 2003 and
                December 8, 2004.) (12)

        (b) Amended and Restated Participation Agreement Among The Travelers Insurance Company, Fidelity Distributors Corporation, VIP Fund, VIP Fund II and VIP Fund III effective May 1, 2001 and Amendments to the Amended and Restated Participation Agreement (respectively effective October 1, 2005, June 18, 2007 and
                April 28, 2008.) [to be filed in Pre-Effective Amendment]

     (ii). Summary Prospectus Agreement Among Fidelity Distributors Corporation and MetLife Insurance Company of Connecticut effective April 30, 2010. (13)

9. Opinion and Consent of Counsel [to be filed in the initial registration statement]

10. Consent of Independent Registered Public Accounting Firm [to be filed in the initial registration statement]


11.             Not Applicable.

12.             Not Applicable.


13. Powers of Attorney for Eric T. Steigerwalt, Elizabeth M. Forget, Gene L. Lunman, Peter M. Carlson and Anant Bhalla (filed herewith)

(1) Incorporated herein by reference to Exhibit 1 to The Travelers Fund ABD for Variable Annuities' Registration Statement on Form N-4 EL, File Nos. 033-65343/811-07465, filed December 22, 1995.

(2) Incorporated herein by reference to Exhibit 1(b) to Pre-Effective Amendment No. 1 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on
                Form N-4/A, File Nos.333-152199/811-21262, filed November 20,
                2008.

(3) Incorporated herein by reference to Exhibit 3(a) to Post-Effective Amendment No 1 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on
                Form N-4, File Nos. 333-152199/811-21262, filed April 8, 2009.

(4) Incorporated herein by reference to Exhibit 3(c)to Post-Effective Amendment No. 16 to MetLife of CT Fund ABD for Variable Annuities' Registration Statement on Form N-4,
                File Nos. 033-65343/811-07465, filed April 4, 2007.

(5) Incorporated herein by reference to Exhibit 3(e) to Post-Effective Amendment No. 15 to MetLife of CT Fund BD for Variable Annuities' Registration Statement on Form N-4,
                File Nos.033-73466/811-08242, filed April 7, 2008.

(6) Incorporated herein by reference to Exhibit 3(g) to Post-Effective Amendment No. 23 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on Form N-4, File Nos. 333-101778/811-21262, filed April 3, 2013.

(7) Incorporated herein by reference to Exhibit 3(a)(i) to the registration Statement on Form S-2, File No. 33-58677, filed via Edgar on April 18, 1995.

(8) Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable Annuities' Registration Statement on Form N-4,
                File Nos. 033-65343/811-07465 filed April 6, 2006.

(9)            Incorporated herein by reference to Exhibit 6(d) to
                Post-Effective Amendment No. 11 to MetLife of CT Separate Account Nine for Variable Annuities' Registration Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31,
                2007.

(10) Incorporated herein by reference to Exhibit 7(b) to Post-Effective Amendment No.4 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on
                Form N-4 File Nos.333-152189/811-21262, filed April 4, 2012.

(11) Incorporated herein by reference to Exhibit 7(d) to Post-Effective Amendment No. 24 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on Form N-4 File Nos. 333-101778/811-21262, filed on April 4, 2014.

(12) Incorporated herein by reference to Exhibit 8(o) to Post-Effective Amendment No 19 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on
                Form N-4, File Nos. 333-101778/811-21262, filed April 7, 2009.

(13) Incorporated herein by reference to Exhibit 8(c)(i) to Post-Effective Amendment No 3 to MetLife of CT Separate Account Eleven for Variable Annuities' Registration Statement on
                Form N-4, File Nos. 333-152189/811-21262, filed April 5, 2011.



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the officers and directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the
Company:


Name and Principal Business Address     Positions and Offices with Depositor
  Eric T. Steigerwalt                   Chairman of the Board, President and Chief
  Gragg Building                        Executive Officer and Director
  11225 North Community House Road
  Charlotte, NC 28277

  Elizabeth M. Forget                   Director and Senior Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Gene L. Lunman                        Director and Senior Vice President
  Gragg Building
  11225 North Community House Road
  Charlotte, NC 28277

  Anant Bhalla                          Senior Vice President and
  Gragg Building                        Chief Financial Officer
  11225 North Community House Road
  Charlotte, NC 28277

  Peter M. Carlson                      Executive Vice President and
  1095 Avenue of the Americas           Chief Accounting Officer
  New York, NY 10036

  Steven J. Goulart                     Executive Vice President and
  10 Park Avenue                        Chief Investment Officer
  Morristown, NJ 07962

  Richard A. Anzaldua                   General Counsel
  1095 Avenue of the Americas
  New York, NY 10036

  Robin Lenna                           Executive Vice President
  200 Park Avenue, 12th floor
  New York, NY 10166

  Marlene B. Debel                      Senior Vice President and Treasurer
  1095 Avenue of the Americas
  New York, NY 10036

  Jonathan L. Rosenthal                 Senior Vice President and
  10 Park Avenue                        Chief Hedging Ofiicer
  Morristown, NJ 07962

  Roberto Baron                         Senior Vice President and Senior Actuary
  1095 Avenue of the Americas
  New York, NY 10036

Name and Principal Business Address     Positions and Offices with Depositor
  Steven J. Brash                       Senior Vice President
  227 46th Floor Park Avenue
  New York, NY 10172

  Adam M. Hodes                         Senior Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Stewart M. Ashkenazy                  Vice President and Senior Actuary and
  1095 Avenue of the Americas           Illustration Actuary
  New York, NY 10036

  Andrew Kaniuk                         Vice President and Senior Actuary
  501 Route 22
  Bridgewater, NJ 08807

  Lisa S. Kuklinski                     Vice President and Senior Actuary
  1095 Avenue of the Americas
  New York, NY 10036

  Mark S. Reilly                        Vice President and Illustration Actuary
  1300 Hall Boulevard
  Bloomfield, CT 06002-2910

  Steven G. Sorrentino                  Vice President and Actuary and
  501 Route 22                          Appointed Actuary
  Bridgewater, NJ 08807

  Robert L. Staffier,  Jr.              Vice President
  One MetLife Plaza
  27-01 Queens Plaza North
  Long Island City, NY  11101

  Jacob M. Jenkelowitz                  Secretary
  1095 Avenue of the Americas
  New York, NY 10036

  S. Peter Headley                      Vice President and Assistant Secretary
  10801 Mastin Boulevard
  Suite 930
  Overland Park, KS 66210

  Christopher A. Kremer                 Vice President and Actuary
  One Financial Center, 21st Floor
  Boston, MA 02111

  Ricardo A. Anzaldua                   General Counsel
  1095 Avenue of the Americas
  New York, NY 10036

  Jason P. Manske                       Senior Vice President and
  10 Park Avenue                        Chief Hedging Officer
  Morristown, NJ 07962

Name and Principal Business Address     Positions and Offices with Depositor
  Henry K. Sulikowski, Jr.              Vice President and Actuary
  18210 Crane Nest Drive
  Tampa, FL 33647

  Andrew T. Aoyama                      Vice President
  200 Park Avenue
  12th Floor
  New York, NY 10166

  Mark J. Davis                         Vice President
  501 Route 22
  Bridgewater, NJ 08807

  Lynn A. Dumias                        Vice President
  18210 Crane Nest Drive
  Tampa, FL 33647

  Geoffrey A. Fradkin                   Vice President
  501 Route 22
  Bridgewater, NJ 08807

  Judith A. Gulotta                     Vice President
  10 Park Avenue
  Morristown, NJ 07962

  John J Iwanicki                       Vice President
  18210 Crane Nest Drive
  Tampa, FL 33647

  Karen A. Johnson                      Vice President
  One Financial Center, 21st Floor
  Boston, MA 02111

  Derrick L. Kelson                     Vice President
  1200 Abernathy Road
  Suite 1400
  Atlanta, GA 30328

  James W. Koerger                      Vice President
  13045 Tesson Ferry Road
  St. Louis, MO 63128

  Thomas J. Schuster                    Vice President
  200 Park Avenue
  12th Floor
  New York, NY 10166

  Nan D. Tecotzky                       Vice President
  200 Park Avenue
  12th Floor
  New York, NY 10166

  Mark H. Wilsmann                      Vice President
  10 Park Avenue
  Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

   The Registrant is a separate account of MetLife Insurance Company USA under Delaware insurance law. MetLife Insurance Company USA is a direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant. [MetLife, Inc. organizational chart to be filed in the initial registration statement.]

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                            AS OF March 31, 2014

The following is a list of subsidiaries of MetLife, Inc. updated as of March 31, 2014. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (DE)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

E. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited ("ITAS").

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.01% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) MetLife Chile Acquisition Co. S.A. (Chile) - 45% of MetLife Chile Acquisition Co. S.A. is owned by Inversiones MetLife Holdco Dos Limitada, 45% is owned by Inversiones MetLife Holdco Tres Limitada and 10% is owned by MetLife Chile Inversiones Limitada.

                  i) Inversiones Previsionales S.A. (Chile) - 99.999% of Inversiones Previsionales S.A. is owned by MetLife Chile Acquisition Co. S.A. and 0.001% is owned by Inversiones MetLife Holdco Tres Limitada.

                        aa) AFP Provida S.A. (Chile) - 51.62% of AFP Provida S.A. is owned by Inversiones Previsionales S.A., 21.97% is owned indirectly (by means of ADR) by MetLife Chile Acquisition Co. S.A., 17.79% is owned directly by MetLife Chile Acquisition Co. S.A. and the remainder is owned by third parties.

                              1) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A. and 0.01% by Inversiones Previsionales S.A.

                                    ii)   AFP Genesis Administradora de Fondos y
                                          Fidecomisos S.A. (Ecuador) - 99.9997%
                                          of AFP Genesis Administradora de
                                          Fondos y Fidecomisos S.A. is owned by
                                          Provida Internacional S.A. and 0.0003%
                                          is owned by Inversiones Previsionales
                                          S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.9% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by ITAS.

F.    MetLife Securities, Inc. (DE)

G.    Enterprise General Insurance Agency, Inc. (DE)

H.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

I.    MetLife Investors Insurance Company (MO)

J.    First MetLife Investors Insurance Company (NY)

K.    Newbury Insurance Company, Limited (DE)

L.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

M.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, Inc., 2.6753% is owned by Natiloportem Holdings, Inc., 16.2046% by ALICO and 1.8005% by ITAS.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.662% is owned by MetLife International Holdings, Inc., 33.337% is owned by MetLife Worldwide Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.00002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, Inc., 3.1102% is owned by Natiloportem Holdings, Inc., 1.3014% by ALICO and 0.0001% by ITAS.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b) MetLife Insurance Limited (Australia) - 91.16468% of MetLife Insurance Limited (Australia) is owned by MetLife Ireland Treasury Limited and 8.83532% is owned by MetLife Global Holdings Corp. S.A. de C.V.

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE/Ireland) - 99.7% is owned by MetLife Global Holdings Corporation S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de
                                    C.V.(Mexico) - 99% is owned by MetLife
                                    Mexico S.A. and 1% is owned by MetLife
                                    Mexico Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited) (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

                        e)    GlobalMKT S.A. (Uruguay)

      17.   MetLife Asia Limited (Hong Kong)

N.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetLife RC SF Member, LLC (DE)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      34.   Euro CL Investments, LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42.   ML Bridgeside Apartments LLC (DE)

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC, (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 12.07% is owned by MetLife Investors USA Insurance Company, 15.17% is owned by MetLife Insurance Company of Connecticut and 3.1% is owned by Metropolitan Property and Casualty Insurance Company.

            a) 1201 TAB Owner, LLC (DE) - 50% of 1201 TAB Owner, LLC is owned by Metlife 1201 TAB Member, LLC and the remainder is owned by a third party. Metlife 1201 TAB Manager, LLC is the manager of 1201 TAB Owner, LLC.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

      60.   Ashton Judiciary Square, LLC (DE)

      61. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      62. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      63.   Marketplace Residences, LLC (DE)

      64.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      65.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      66.   Haskell East Village, LLC (DE)

      67. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 16.9% by MetLife Investors USA Insurance Company and 12.071% by MetLife Insurance Company of Connecticut.

      68.   ML Terraces, LLC (DE)

      69.   Chestnut Flats Wind, LLC (DE)

      70.   MetLife 425 MKT Member, LLC (DE)

            a) 425 MKT, LLC (DE) - 52.5% of 425 MKT, LLC is owned by MetLife 425 MKT Member, LLC and 47.5% is owned by a third party. MetLife 425 MKT Member, LLC is the managing member of 425 MKT, LLC.

                 i) 425 MKT REIT, LLC (DE) - 99.9% of 425 MKT REIT, LLC is owned by 425 MKT, LLC and the remaining 0.1% by third parties.

      71.   MetLife OFC Member, LLC (DE)

            a) OFC Boston, LLC (DE) - 52.5% of OFC Boston, LLC is owned by MetLife OFC Member, LLC and 47.5% is owned by a third party.

                 i)   OFC REIT, LLC (DE)

                      1)   Dewey Square Tower Associates, LLC (MA)

      72. MetLife THR Investor, LLC (DE) - 85% of MetLife THR Investors, LLC is owned by MLIC and 15% is owned by MICC.

      73. ML Southmore, LLC (DE) - 75.12% of ML Southmore, LLC is owned by MLIC and 24.88% is owned by MICC.

      74. ML - AI MetLife Member 1, LLC (DE) - 83.675% of the membership interest is owned by MLIC, 5.762% by MICC, 5.762% by MLI USA and 4.801% by Metropolitan Property and Casualty Insurance Company.

            a) ML - AI Venture 1, LLC (DE) - 51% of ML-AI Venture 1, LLC is owned by ML-AI MetLife Member 1, LLC and 49% is owned by a third party. MetLife Investment Management, LLC is the asset manager.

                 i)   ML-AI 125 Wacker, LLC (DE)

      75.   MetLife CB W/A, LLC (DE)

      76. MetLife Camino Ramon Member, LLC (DE) - 78.6% of MetLife Camino Ramon Member, LLC is owned by MLIC and 21.4% is owned by MICC.

      77.   10700 Wilshire, LLC (DE)

      78.   Viridian Miracle Mile, LLC (DE)

      79.   MetLife Canada Solar ULC (Canada)

      80. MetLife 555 12th Member, LLC (DE) - MetLife 555 12th Member, LLC is owned at 69.4% by MLIC, 20.2% by MICC, 5.4% by GALIC and 5% by MLI USA.

            a) 555 12th, LLC (DE) - 52.5% of 555 12th, LLC is owned by MetLife 555 12th Member, LLC and the remainder by a third party.

                 i)   555 12 REIT, LLC (DE)

O.    MetLife Capital Trust IV (DE)

P. MetLife Insurance Company of Connecticut ("MICC") (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      8.    Plaza LLC (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

            a)    MetLife Assurance Limited (United Kingdom)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company ("MLI USA") (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

      20. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MICC, 22.2% by MLIC and 50% by a third party.

Q.    MetLife Reinsurance Company of South Carolina (SC)

R.    MetLife Investment Management, LLC (DE)

      1.   MetLife Alternatives GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Alico Life Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b)   MetLife International PE Fund II, LP (Cayman Islands)

           c) MetLife International HF Partners, LP (Cayman Islands) - The General Partnership Interests of MetLife International HF Partners, LP is held by MetLife Alternatives GP, LLC; 91.49% of the Limited Partnership Interests is owned by MetLife Alico Life Insurance K.K. and 8.51% is owned by MetLife Insurance Company of Korea Limited.

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 23.7%, General American Life Insurance Company owns 0.1% and MetLife Insurance Company of Connecticut owns 0.2%.

                i)   MetLife Core Property REIT, LLC (DE)

                     aa) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC holds the following single-property limited liability companies: MCP 7 Riverway, LLC; MCP SoCal Industrial-Redondo, LLC; MCP SoCal Industrial-Springdale, LLC; MCP SoCal Industrial-Concourse, LLC; MCP SoCal Industrial-Kellwood, LLC; MCP SoCal Industrial-Bernado, LLC; MCP SoCal Industrial-Canyon, LLC; MCP SoCal Industrial-Anaheim, LLC; MCP SoCal Industrial-LAX, LLC; MCP SoCal Industrial-Fullerton, LLC; MCP SoCal Industrial-Ontario, LLC; MCP SoCal Industrial-Loker, LLC; MCP Paragon Point, LLC; MCP 4600 South Syracuse, LLC; MCP The Palms Doral, LLC; MCP Waterford Atrium, LLC; MCP EnV Chicago, LLC; MCP 100 Congress, LLC; MCP 1900 McKinney, LLC; MCP 550 West Washington, LLC; MCP Main Street Village, LLC; MCP Lodge At Lakecrest, LLC and MCP Ashton South End, LLC

S.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

T.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

U.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

V.    MetLife Capital Trust X (DE)

W.    Cova Life Management Company (DE)

X.    MetLife Reinsurance Company of Charleston (SC)

Y.    MetLife Reinsurance Company of Vermont (VT)

Z.    Delaware American Life Insurance Company (DE)

AA.   Federal Flood Certification LLC (TX)

AB.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

               b)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.9788% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii) ALICO European Holdings Limited (Ireland)

                       aa) ZAO Master D (Russia)

                           1) Closed Joint Stock Company MetLife Insurance
                              Company (Russia) - 51% of Closed Joint Stock
                              Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   iii) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 93% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.001% is owned by Natilportem Holdings, Inc.

                       ii) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                           1) First American-Hungarian Insurance Agency Limited
                              (Hungary)

                       kk) Metropolitan Life Asigurari S.A. (Romania) -
                           99.9982018% of Metropolitan Life Asigurari S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.0017982% is owned by International Technical and Advisory Services Limited.

                           1) ALICO Societate de Administrare a unui Fond de
                              Pensii Administrat Privat S.A. (Romania) -
                              99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and 0.0252% is owned by AMPLICO Services Sp z.o.o.

                           2) Metropolitan Training and Consulting S.R.L.
                              (Romania)

                           3) APF Societate de Administrare a Fondurilor De
                              Pensii Facultative (APF) (Romania) - 99.99% of APF is owned by Metropolitan Life Asigurari S.A. and 0.01% is owned by ITAS Limited.

                       ll) MetLife AMSLICO poist'ovna, a.s. (Slovakia)

                           1) ALICO Services Central Europe s.r.o. (Slovakia)

                           2) ALICO Funds Central Europe sprav. spol., a.s.
                              (Slovakia)

                       mm) MetLife pojist'ovna a.s. (Czech Republic)

                       nn) AMPLICO Life-First American Polish Life Insurance &
                           Reinsurance Company, S.A. (Poland)

                           a) Amplico Services Sp z.o.o. (Poland)

                           b) AMPLICO Towartzystwo Funduszy Inwestycyjnych,
                              S.A. (Poland)

                           c) AMPLICO Powszechne Towartzystwo Emerytalne S.A.
                              (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by MetLife EU Holding Company Limited.

                       oo) MetLife Holdings (Cyprus) Limited (Cyprus)

                           a) American Life Insurance Company (Cyprus) Limited
                              (Cyprus)

                       pp) ALICO Bulgaria Zhivotozastrahovatelno Druzhestvo EAD
                           (Bulgaria)

                       qq) MetLife Alico Life Insurance Company S.A. (Greece)

                           a) ALICO Mutual Fund Management Company (Greece) -
                              90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      5.    International Investment Holding Company Limited (Russia)

      6. MetLife Akcionarsko Drustvo za Zivotno Osiguranje (Serbia) - 99.98% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.02% is owned by International Technical and Advisory Services Limited.

      7.    ALICO Management Services Limited (United Kingdom)

      8.    ZEUS Administration Services Limited (United Kingdom)

      9. ALICO Trustees U.K. Ltd. (United Kingdom) - 50% of ALICO Trustees U.K. Ltd. is owned by ALICO and the remaining interest is owned by International Technical and Advisory Services Limited.

      10. PJSC MetLife (Ukraine) - 99.9988% of PJSC ALICO Ukraine is owned by ALICO 0.0006% is owned by International Technical and Advisory Services Limited and the remaining 0.0006% is owned by Borderland Investment Limited.

      11.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      12. International Technical and Advisory Services Limited (ITAS) (USA-Delaware)

      13.   ALICO Operations Inc. (USA-Delaware)

            a)    MetLife Asset Management Corp. (Japan)

      14. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.9899823% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.0100106% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      15.   MetLife Mas, S.A. de C.V. (Mexico) - 99.9997546% of MetLife Mas,
            SA de CV is owned by ALICO and 0.0002454% is owned by International Technical and Advisory Services Limited.

      16. MetLife Seguros S.A. (Uruguay) - 74.9187% of MetLife Seguros S.A. is owned by ALICO, 25.0798% by MetLife, Inc. and 0.0015% by a third party (Oscar Schmidt).

      17. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      18.   Alpha Properties, Inc. (USA-Delaware)

      19.   Beta Properties, Inc. (USA-Delaware)

      20.   Delta Properties Japan, Inc. (USA-Delaware)

      21.   Epsilon Properties Japan, Inc. (USA-Delaware)

      22.   Iris Properties, Inc. (USA-Delaware)

      23.   Kappa Properties Japan, Inc. (USA-Delaware)

AC.   MetLife Global Benefits, Ltd. (Cayman Islands)

AD. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.999338695% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.00065469% is owned by MetLife International Holdings, Inc. and 0.000006613% is owned by Natiloportem.

AE.   MetLife Consumer Services, Inc. (DE)

AF.   MetLife Reinsurance Company of Delaware (DE)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS


    As of April 30, 2014, there were 236,458 owners of qualified contracts and 57,845 owners of non-qualified contracts offered by the Registrant (MetLife of CT Separate Account Eleven for Variable Annuities).


ITEM 28. INDEMNIFICATION

   The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in Metlife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

   A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the Delaware General Corporation Law hereafter is amended to authorized further limitations of the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):


Met Investors Series Trust
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
New England Life Retirement Investment Account
New England Variable Annuity Fund I
New England Variable Annuity Separate Account
New England Variable Life Separate Account
Separate Account No. 13S

     (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   -------------------------------------------------------------------

Elizabeth M. Forget                   Director and President
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                       Director and Executive Vice President, National Sales Manager-Life
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Jay S. Kaduson                        Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Andrew Aiello                        Senior Vice President, Channel Head-National Accounts
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   -------------------------------------------

Tyla L. Reynolds                      Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Marlene B. Debel                      Treasurer
1095 Avenue of the Americas
New York, NY 10036

John G. Martinez                      Vice President and Chief Financial Officer
18210 Crane Nest Dr.
Tampa, FL 33647

John Peter Kyne, III                  Vice President, Director of Compliance
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

David DeCarlo                         Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614



     (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                 (1)                          (2)             (3)          (4)         (5)
                                        Net Underwriting
                                         Discounts And   Compensation   Brokerage     Other
Name of Principal Underwriter             Commissions    On Redemption Commissions Compensation
-----------------------------           ---------------- ------------- ----------- ------------
MetLife Investors Distribution Company    $43,373,276         $0           $0
$0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

   The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

   (a) MetLife Insurance Company of Connecticut, 1300 Hall Boulevard, Bloomfield, CT 06002-2910


   (b) Fidelity 82 Devonshire Street, Boston, MA 02109


ITEM 31. MANAGEMENT SERVICES

   Not Applicable.

ITEM 32. UNDERTAKINGS

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional

Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                                REPRESENTATIONS

   The MetLife Insurance Company of Connecticut hereby represents:

   (a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has caused this Registration Statement to be signed on its behalf, in the City of Boston, and Commonwealth of Massachusetts, on this 24th day of July, 2014.

                                    METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR
                                               VARIABLE ANNUITIES
                                                  (Registrant)

                                    By: METLIFE INSURANCE COMPANY OF CONNECTICUT

                                    By:          /s/ Karen A. Johnson
                                        ----------------------------------------
                                            Karen A. Johnson, Vice President


                                    By: METLIFE INSURANCE COMPANY OF CONNECTICUT
                                                   (Depositor)

                                    By:          /s/ Karen A. Johnson
                                        ----------------------------------------
                                            Karen A. Johnson, Vice President

     As required by the Securities Act of 1933 this registration statement has been signed by the following persons in the capacities indicated on this 24th day of July 2014.

/s/ Eric T. Steigerwalt*               Chairman of the Board, President, Chief
------------------------------------   Executive Officer and a Director
Eric T. Steigerwalt

/s/ Anant Bhalla*                      Senior Vice President and Chief Financial
------------------------------------   Officer
Anant Bhalla

/s/ Peter M. Carlson*                  Executive Vice President and Chief
------------------------------------   Accounting Officer
Peter M. Carlson

/s/ Elizabeth M. Forget*               Director and Senior Vice President
------------------------------------
Elizabeth M. Forget

/s/ Gene L. Lunman*                    Director and Senior Vice President
------------------------------------
Gene L. Lunman

*By: /s/ Michele H. Abate
     ------------------------------------
     Michele H. Abate, Attorney-In-Fact
     July 24, 2014

* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               Index to Exhibits

4(i)     Form of Modified Single Premium Deferred Variable Annuity Contract

4(ii)    Form of Contract Schedule

4(iii)   Form of Contract Schedule (Preservation and Growth Rider)

4(iv)    Form of Roth Individual Retirement Annuity Endorsement

4(v)     Form of Individual Retirement Annuity Endorsement

4(vi)    Form of Non-Qualified Annuity Endorsement

4(vii)   Form of Unisex Annuity Rates Endorsement

4(viii)  Form of Death Benefit Rider

5        Form of Variable Annuity Application

13       Powers of Attorney